UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

Linx S.A.

Individual and consolidated financial statements

December 31, 2020

with Independent Auditor’s' Report

Contents

Management’s report	3
Independent Auditor’s Report on the Individual and Consolidated Financial Statements	5
Statements of financial position	12
Statements of income	14
Statements of comprehensive income	15
Statements of changes in equity	16
Statements of cash flows	17
Statements of value added	18
Notes to financial statements	19

TO OUR SHAREHOLDERS

The Management of Linx S.A. (“Linx”, “Company”) submits the Financial Statements for the periods ended December 31, 2020 (“4th quarter of 2020”, “4Q20”) to your appreciation compared to December 31, 2020 (“4th quarter of 2019”, “4Q19”).

Linx, present in the market for 35 years, is a leader in technologies for retail, using cloud, big data, artificial intelligence, among other innovations, to create a wide portfolio of transactional and performance solutions, which include management software (POS - point of sale and ERP - enterprise resource planning), SaaS (software as a service) with emphasis on Digital (OMS and e-commerce), financial services (TEF and sub-acquiring) and cross selling (NFCe and connectivity), among many others.

2020 was a year of many news and challenges for all of us, the pandemic caused by the Coronavirus brought a new world reality and several social and economic consequences. Among these consequences, we had the temporary closure of stores for industries considered to be non-essential. This movement occurred in all states of Brazil for certain periods, while e-commerce has advanced throughout the national territory, becoming in many cases the main opportunity for the continuity of the business.

Faced with this scenario, Linx once again demonstrated its innovation DNA by creating alternatives so that retailers could remain active and relevant, even with the doors closed. Solutions such as Fast-Farma, Payments Link, mobile POS, e-commerce platform and the possibility of integration with marketplaces and payment gateway fully integrated with our ERP had high adoption rates and allowed stores to continue operating.

According to data from the Monthly Survey of Commerce (PMC) by IBGE, despite the volume of sales having a negative result in the last two months of the year, the accumulated for 2020 closed with an increase of 1.2%. It is the fourth consecutive time that retail has increased annually. With the decline in December, retail sales were equal to the level of February, the pre-pandemic period in Brazil. Still in this context, e-commerce grew 41% in 2020 compared to the previous year, reaching a record value of BRL 87.4 billion in sales according to the Webshoppers survey by e-bit/Nielsen.

As a result, Linx Digital now represents 14.6% of total recurring revenue in 2020, while Linx Pay also grew and was responsible for 13.5% of total recurring revenue in the same year. It is important to note that despite the restrictive measures to the retail operation, Linx Core grew by 8.1% in 2020 when compared to 2019.

We still do not register material impacts on churn, due to the differentiated profile of its customer base, in addition to the low representativeness of the monthly fees charged on retailers' billings. The volume of postponements in the quarter reached BRL 64 million, of which 98% of invoices with an extended term were up to date, an even better level than that registered in 3Q20.

Our Opportunities Committee continues to monitor the impacts of COVID-19. In addition to the various cash protection measures that have been taken since the beginning of the pandemic, Linx implemented a home office for 100% of its employees in mid-March 2020 and, to date, there is no forecast of return to the offices.

On November 17, 2020, our shareholders voted in favor of the incorporation of Linx by STNE. Only CADE's final pronouncement on the transaction is now needed, when detailed information on the next steps will then be released.

During the process of preparing the financial statements for the year 2020, we identified unusual operational losses arising from a commercial partner of Linx Pay, which were fully accounted for in 4Q20. It is important to note that this fact does not have any impact on the transaction with STNE.

We reaffirm our commitment to the long term, guaranteeing the safety of our team, the service to our clients and suppliers, and consequently, to the business.

3

Statutory Management Statement

In compliance with the provisions contained in CVM instructions, the Board of Directors, the Audit Committee and the Fiscal Council of Linx declare that they discussed, reviewed and agreed with the conclusions expressed in the audit report of the independent auditors and with the quarterly financial statements the period ended December 31, 2020, authorizing its disclosure.

Relationship with Independent Auditors

The financial statements of the Company and its subsidiaries are audited by Ernst & Young Independent Auditors.

The Company's policy for hiring services not related to external auditing seeks to assess the existence of a conflict of interest, thus, the following aspects are assessed: the auditor must not (i) audit their own work; (ii) exercising managerial functions in their client and (iii) promoting their client's interests.

São Paulo, April 19, 2021.

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A free translation from Portuguese into English of Independent Auditor’s Report on individual and consolidated financial statements prepared in Brazilian currency

Independent auditor's report on the individual and consolidated financial statements

To

Shareholders, Board Members and Directors of

Linx S.A.

São Paulo - SP

Opinion

We have audited the individual and consolidated financial statements of Linx S.A. (the “Company” or “Group”), identified as Individual and Consolidated, respectively, which comprise the statement of financial position as at December 31, 2021, and the statements of profit or loss, of comprehensive income, of changes in equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of Linx S.A. as at December 31, 2021, and its individual and consolidated financial performance and cash flows for the year then ended in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the individual and consolidated financial statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical principles set forth in the Code of Professional Ethics for Accountants, the professional standards issued by the Brazil’s National Association of State Boards of Accountancy (CFC) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter, including any commentary on the findings or outcome of our procedures, is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the individual and consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the

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consolidated financial statements prepared in Brazilian currency matters below, provide the basis for our audit opinion on the accompanying financial statements.

Revenue recognition

The Group recognizes its software and sub-purchase revenues that include implementation and customization services, and means of payment services, which are recognized in the result on the date on which the services are made available to customers, by confirming that the performance obligation has been met over time, since the customer simultaneously receives and consumes the benefits provided by the Group, explanatory notes 3.19 and 25. This measurement of implementation and customization services can also take into account the records of the hours incurred by professionals in their respective projects.

This matter was considered significant for our audit due to the magnitude of the related amounts, in addition to the dependence on manual and automatic controls that determine the time when the Group meets the obligation to perform contracts with customers, as well as ensure that all services provided have been properly measured and recorded within the appropriate accounting period after customer acceptance and that they may impact the amounts of accounts receivable and related revenues in the financial statements.

How our audit conducted this matter

Our procedures related to the revenue recognition from implementation and customization services, and means of payment, included, among others, the assessment of the adequacy of the respective disclosures of the Company on the criteria for recognition of revenue and amounts involved; understanding and evaluation of key internal controls implemented by the Company related to the recognition of revenue from implementation and customization services, and means of payment, including the involvement of systems specialists to assist us in evaluating the design and operational effectiveness of general information technology (IT) controls, and material deficiencies in the design and operation of these IT controls associated with logical access have been identified, system change and update.

In addition, we carry out documentary tests on a date close to the annual accounting closing ("revenue cut-off test") through the comparison between invoices issued, service request and customer acceptance, to evaluate the criteria used by the Company in the recognition of service revenue. As a result of these procedures, we identified an audit adjustment indicating the need to complement the revenue for the year, and this adjustment is not recorded by management in view of its immateriality on the financial statements taken together.

Deficiencies related to the design and operation of internal controls relating to reconciliations of revenues from subadquirencia and the general IT controls mentioned above, which were classified as significant, resulted in adjustments identified, among them, that recorded and disclosed by the Company in note 2.4, and the audit adjustment mentioned above, altered our assessment of the nature, time and extent of our substantive procedures planned to obtain sufficient and adequate audit evidence regarding the recognition of these revenues. Taking this into account, based on the results of the audit procedures performed, which is consistent with the management's assessment, we consider acceptable the policies for recognition and measurement of revenues from implementation and customization services, and sub-purchase

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consolidated financial statements prepared in Brazilian currency revenue, as well as their disclosures in explanatory notes 3.19 and 25, in the context of the financial statements taken together.

Capitalization of software development expenditures

The Company develops new or substantially improved products for its current and new customers. Expenses with labor and materials that are directly attributable to the development of these products are capitalized as an intangible asset by the Company, according to Notes 3.10 e 14.

The capitalization is carried out by the Company only when all of the following elements, defined by accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) standards, issued by International Accounting Standards Board (IASB) are present: (i) technical feasibility to complete the intangible asset in order for it to be available for use or sale; (ii) intention to complete the intangible asset and use or sell it; (iii) ability to use or sell the intangible asset; (iv) the intangible assets should result in future economic benefit, useful for internal use or asset sale; (v) availability of technical, financial and other proper resources to conclude its development and to use the intangible asset; and (vi) ability to accurately measure the expenses attributable to intangible assets during their development.

This matter was considered significant for our audit, due to the degree of judgment involved in determining the expenses that will be capitalized by the Company, which should demonstrate that the criteria established for capitalization of software development costs were met.

How our audit conducted this issue

Our procedures related to software development cost capitalization included, among others, the understanding of the key internal controls implemented by the Company related to the software development cost capitalization process; a selection of a sample of projects to verify its technical feasibility, evaluation of the Company's intention with the asset (sale or use) and its financial viability, in addition to conducting inquiries and interviews with the heads of capitalized projects to understand the technical feasibility; and conducting documentary tests, through which we analyzed the debits of hours of professionals and their relationship with the projects that are being capitalized, in addition to obtaining evidence to corroborate whether the activities performed by the employee in these projects were consistent with the criteria for capitalization and obtaining representation of managers, confirming the allocation of professionals in the projects. As a result of these procedures, we identified adjustments indicating the need to lower capitalized amounts in software development, which were recorded by the Company's management given their materiality in relation to the financial statements taken together. Additionally, we discussed with management about the differences identified in the audit, we reviewed the adjustments recorded by the Company, as well as discussed, the impacts of these adjustments on internal controls.

The deficiencies related to the design and operation of internal controls regarding the valuation of capitalized software cost amounts, which were classified as significant and resulted in the identification of audit adjustments mentioned above, altered our assessment of the nature, time and extent of our planned substantive procedures to obtain sufficient and adequate audit evidence for software development capability.

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consolidated financial statements prepared in Brazilian currency

In addition, we evaluate the adequacy of the disclosures made by the Company on this subject, included in explanatory notes no. 3.10 and 14 to the financial statements.

Based on the outcome of the audit procedures carried out, which is consistent with the management's assessment, we consider acceptable the Company's cost capitalization policies to support the judgments and information included in the context of the financial statements taken together.

Impairment of goodwill

The Company has made acquisitions of companies in previous years and in the current year that resulted in the recognition of goodwill for future profitability and represent significant amounts in its financial statements, as disclosed in explanatory notes 3.11 and 14. The recoverable value of these goodwill, because they have an indefinite useful life, are tested annually by the Company to verify that the recoverable value is greater than the book value. The assessment of recoverable value involves significant judgments in determining the assumptions used in cash flow projections, including growth and discount rates. Distortions in determining the recoverable value of goodwill may result in a material impact on the financial statements. Thus, this matter was considered as significant for our audit.

How our audit conducted this issue

Our procedures related to the evaluation of the recoverable value of goodwill included, among others, the understanding of the key internal controls implemented by the Company related to the process of evaluating the recoverable value of goodwill; and our corporate finance experts to assist us in evaluating the assumptions and methodology used in cash flow projections, including growth and discount rates, projected results and profit margin compared to macroeconomic information; a comparison of the recoverable value calculated, based on discounted cash flows, with the respective book values of goodwill; and analysis of the adequacy of the company's respective disclosures of the assumptions considered in the calculations of recoverability of goodwill and the amounts involved.

The deficiencies in the operation of internal controls related to the use of certain assumptions in the measurement of the recoverable value of goodwill, altered our assessment regarding the nature, time and extent of our planned substantive procedures to obtain sufficient and adequate audit evidence regarding recoverable value assessment. Based on the results of the audit procedures performed on the test of recoverable value of goodwill, which is consistent with the management's assessment, we consider that the criteria and assumptions of recoverable value of goodwill adopted by management, as well as the respective disclosures in explanatory notes 3.11 and 14, are acceptable, in the context of the financial statements taken as a whole.

Business combination

During the 2020 financial year, the Company acquired Esmeralda Serviços Digitais Ltda. ("PinPag"), Safira Serviços Digitais Ltda. ("PinPag"), Ametista Serviços Digitais Ltda. ("PinPag"), Diamante Serviços Digitais Ltda. ("PinPag"), RRA Ferreira ME. ("Neemo"), CR Sistemas Ltda., and Mercadapp Soluções em Softwares Ltda. The acquisitions were

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consolidated financial statements prepared in Brazilian currency accounted for by the Company considering the acquisition method and represented significant amounts in the financial statements, disclosed in note 5.

This matter was considered significant for our audit, by the judgments involved in the identification and determination of the fair value of acquired assets and assumed liabilities and the consequent allocation of the acquisition price, in addition to the magnitude of the amounts involved.

How our audit conducted this issue

Our procedures related to the business combination included, among others, the understanding of the key internal controls implemented by the Company related to the process of acquisitions of companies; the involvement of our corporate finance specialists to assist us in the evaluation of the premises and methodology used to determine and recognize the fair value of acquired assets, assumed liabilities and goodwill by expectation of future profitability; rand auditing of the initial balances of the companies acquired on the date of acquisition as part of the determination of the fair value of the assets and liabilities assumed; and adequacy of the Company's respective disclosures of business combinations.

Based on the audit procedures performed, which are consistent with the management's assessment, we consider acceptable the Company's business combination accounting policies to support the judgments and information included in the context of the financial statements taken together.

Other matters

Statement of value added

The individual and consolidated statements of value added (SVA) for year ended December 31, 2020, prepared under the responsibility of Company management, and presented as supplementary information for purposes of IFRS, were submitted to audit procedures conducted together with the audit of the Company’s financial statements. To form our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if their form and content comply with the criteria defined by NBC TG 09 – Statement of Value Added. In our opinion, these statements of value added were prepared fairly, in all material respects, in accordance with the criteria defined in abovementioned accounting pronouncement, and are consistent in relation to the overall individual and consolidated financial statements.

Other information accompanying the individual and consolidated financial statements and the auditor's report

Management is responsible for such other information, which comprise the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon. In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit

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consolidated financial statements prepared in Brazilian currency or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

Auditor’s responsibilities for the audit of individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

☐ Identified and assessed the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, designed and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

☐ Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal control.

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consolidated financial statements prepared in Brazilian currency

☐ Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

☐ Concluded on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

☐ Evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

☐ Obtained sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the scope and timing of the planned audit procedures and significant audit findings, including deficiencies in internal control that we may have identified during our audit.

We also provided those charged with governance with a statement that we have complied with relevant ethical requirements, including applicable independence requirements, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, April 19, 2021

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Lazaro Angelim Serruya
Accountant CRC-1DF015801/O-7

11

Linx S.A.

Balance sheets
As of December 31, 2020, December 31, 2019
(In thousands of reais)

	Parent company		Consolidated
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents (Note 6)	144	16,387	45,562	75,898
Financial assets (Note 7)	472,304	732,473	584,778	902,289
Trade accounts receivable (Note 8)	-	-	477,217	276,626
Recoverable taxes (Note 9)	9,999	5,975	37,702	22,648
Other assets (Note 11)	283	93	48,762	22,509
	482,730	754,928	1,194,021	1,299,970

Non-current assets
Long-term assets
Financial assets (Note 7)	-	-	2,467	2,073
Trade accounts receivable (Note 8)	-	-	16,100	11,485
Recoverable taxes (Note 9)	-	-	4,341	5,166
Deferred taxes (Note 21)	6,923	2,220	14,891	3,357
Other assets (Note 11)	-	-	25,853	26,338
	6,923	2,220	63,652	48,419

Investments (Note 12)	1,133,644	1,046,362	-	-
Property, plant and equipment, net (Note 13)	-	-	109,057	82,201
Intangible assets, net (note 14)	-	-	1,209,948	1,009,314
Right-of-use (Note 15)	-	-	101,655	124,039
	1,133,644	1,046,362	1,420,660	1,215,554

	1,140,567	1,048,582	1,484,312	1,263,973

Total assets	1,623,297	1,803,510	2,678,333	2,563,943

See the accompanying notes to the individual and consolidated financial statements.

12

Linx S.A.

Balance sheets
As of December 31, 2020, December 31, 2019
(In thousands of reais)
	Parent company		Consolidated
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Liabilities and shareholders' equity
Current liabilities
Suppliers	1,712	1,050	49,678	24,007
Accounts payable merchants	-	-	250,618	80,436
Loans and financing (Note 16)	-	-	69,775	40,836
Lease (Note 17)	-	-	29,382	47,478
Labor obligations (Note 18)	39	20	63,067	51,080
Taxes payable	703	1,807	19,582	23,127
Income tax and social contribution	-	-	4,998	3,823
Payables for the acquisition of businesses (Note 19)	-	-	57,346	43,432
Deferred revenue (Note 20)	-	-	23,938	36,360
Debts with related parties	164	-	-	-
Dividends payable	60	9,719	60	9,719
Other liabilities (Note 22)	452	1,070	19,482	9,549
	3,130	13,666	587,926	369,847
Non-current liabilities
Loans and financing (Note 16)	-	-	226,199	168,937
Lease (Note 17)	-	-	76,797	78,604
Labor obligations (Note 18)	103	-	2,687	1,977
Payables for the acquisition of businesses (Note 19)	-	-	43,440	39,637
Deferred taxes (Note 21)	-	-	81,415	84,206
Deferred revenue (Note 20)	-	-	2,729	6,434
Provision for contingencies (Note 24)	-	-	28,929	19,588
Other liabilities (Note 22)	-	-	8,147	4,869
	103	-	470,343	404,252
Total liabilities	3,233	13,666	1,058,269	774,099
Shareholders' equity
Capital (Note 23.1)	645,447	645,447	645,447	645,447
Capital reserves (Note 23.2)	1,153,554	1,165,605	1,153,554	1,165,605
Treasury shares	(299,856)	(225,954)	(299,856)	(225,954)
Profit reserves	124,134	200,596	124,134	200,596
Additional dividends proposed	-	10,281	-	10,281
Other comprehensive income (loss)	(3,215)	(6,131)	(3,215)	(6,131)
	1,620,064	1,789,844	1,620,064	1,789,844
Total liabilities and shareholders' equity	1,623,297	1,803,510	2,678,333	2,563,943

See the accompanying notes to the individual and consolidated financial statements.

13

Linx S.A.

Statements of profit or loss
As of December 31, 2020, December 31, 2019
(In thousands of reais)

	Parent company		Consolidated
	Quarter		Accumulated
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019

Net operating revenues (Note25)	-	-	876,377	788,159

Cost of services rendered (Note26)	(19)	-	(283,262)	(272,115)

Gross income	(19)	-	593,115	516,044

Operating income (expenses)
General and administrative (Note 27)	(25,967)	(5,214)	(310,742)	(219,916)
Research and development (Note 14/27)	(17)	-	(111,059)	(93,070)
Selling (Note 27)	(46)	-	(158,927)	(144,735)
Other operating income (Note 12)	(70,293)	35,396	-	-
Other operating expenses (Note 27)	-	(3,841)	(59,086)	22,787
	(96,323)	26,341	(639,814)	(434,934)

Income (loss) before financial income (loss) and taxes	(96,342)	26,341	(46,699)	81,110

Net financial income (loss)
Financial income (Note 28)	12,860	41,453	44,678	70,103
Financial expenses (Note 28)	(1,295)	(27,048)	(81,779)	(87,280)
	11,565	14,405	(37,101)	(17,177)

Income (loss) before income tax and social contribution	(84,777)	40,746	(83,800)	63,933

Income tax and social contribution - current (Note 21)	-	10	(11,551)	(11,394)
Income tax and social contribution - deferred (Note 21)	4,703	(1,880)	15,277	(13,663)
	4,703	(1,870)	3,726	(25,057)

Net income (loss) for the period	(80,074)	38,876	(80,074)	38,876

Basic earnings (loss) per share - in Reais (Note 30)			(0.4528)	0.2281
Diluted earning (loss) per share - in Reais (Note 30)			(0.4429)	0.2228

See the accompanying notes to the individual and consolidated financial statements.

14

Linx S.A.

Statements of comprehensive income
As of December 31, 2020, December 31, 2019
(In thousands of reais)
	Parent company		Consolidated
	Accumulated		Accumulated
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019

	(80,074)	38,876	(80,074)	38,876
Net income (loss) for the period

Other comprehensive income to be reclassified to income (loss) for the year in subsequent periods
Accumulated translation adjustments from operations in foreign currency	3,033	(3,364)	3,033	(3,364)

Other comprehensive income, not reclassified into profit or loss for the year in subsequent periods
Post-employment benefit	(117)	63	(117)	63

Total comprehensive income	(77,158)	35,575	(77,158)	35,575

See the accompanying notes to the individual and consolidated financial statements.

15

Linx S.A.
Statements of changes in shareholders’ equity
As of December 31, 2020, December 31, 2019
(In thousands of reais)
				Capital reserves				Profit reserves
	Capital	Treasury shares	Goodwill in capital subscription	Profit or Loss on the Sale of Treasury Shares	Stock option plan	Expenditures with issuance of shares	Total	Legal reserve	Profit retention	Total	Retained earnings	Other comprehensive income	Additional dividends proposed	Total

Balances at December 31, 2018	488,467	148,373)	539,571	-	16,104	(37,423)	518,252	7,037	172,420	179,457	-	(2,830)	22,236	1,057,209
Capital increase	156,980	-	-	-	-	-	-	-	-	-	-	-	-	156,980
Goodwill in capital subscription	-	-	682,454	-	-	-	682,454	-	-	-	-	-	-	682,454
Repurchase of shares	-	(77,581)	-	-	-	-	-	-	-	-	-	-	-	(77,581)
Share issue costs	-	-	-	-	-	(58,734)	(58,734)	-	-	-	-	-	-	(58,734)
Approval of additional dividends	-	-	-	-	-	-	-	-	-	-	-	-	(22,236)	(22,236)
Prepaid dividends	-	-	-	-	23,633	-	23,633	-	-	-	-	-	-	23,633
Post-employment benefit	-	-	-	-	-	-	-	-	-	-	-	63	-	63
Effect of the adoption of IAS 29 (hyperinflation)	-	-	-	-	-	-	-	-	2,263	2,263	-	-	-	2,263
Accumulated translation adjustments from operations in foreign currency	-	-	-	-	-	-	-	-	-	-	-	(3,364)	-	(3,364)
Net income for the year	-	-	-	-	-	-	-	-	-	-	38,876	-	-	38,876
Allocations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Additional dividends proposed	-	-	-	-	-	-	-	-	-	-	(10,281)	-	10,281	-
Dividend payment	-	-	-	-	-	-	-	-	-	-	(9,719)	-	-	(9,719)
Profit retention	-	-	-	-	-	-	-	-	18,876	18,876	(18,876)	-	-	-
Balances at December 31, 2019	645,447	(225,954)	1,222,025	-	39,737	(96,157)	1,165,605	7,037	193,559	200,596	-	(6,131)	10,281	1,789,844

Repurchase of shares	-	(100,373)	-	-	-	-	-	-	-	-	-	-	-	(100,373)
Stock option exercise	-	8,207	-	-	-	-	-	-	-	-	-	-	-	8,207
Stock option plan	-	13,672	-	-	(7,459)	-	(7,459)	-	-	-	-	-	-	6,213
Post-employment benefit		-	-	-	-	-	-					(117)		(117)
Profit or Loss on the Sale of Treasury Shares	-	4,592	-	(4,592)	-	-	(4,592)	-	-	-	-	-	-	-
Effect of the application of IAS 29 (hyperinflation)	-	-	-	-	-	-	-	-	3,612	3,612	-	-	-	3,612
Accumulated translation adjustments from operations in foreign currency	-	-	-	-	-	-	-	-	-	-	-	3,033	-	3,033
Loss for period	-	-	-	-	-	-	-	-	-	-	(80,074)	-	-	(80,074)
Loss retention	-	-	-	-	-	-	-	-	(80,074)	(80,074)	80,074	-	-	-
Distribution of dividends	-	-	-	-	-	-	-	-	-	-	-	-	(10,281)	(10,281)
Balances at December 31, 2020	645,447	(299,856)	1,222,025	(4,592)	32,278	(96,157)	1,153,554	7,037	117,097	124,134	-	(3,215)	-	1,620,064
See the accompanying notes to the individual and consolidated financial statements.

16

Linx S.A.

Statements of cash flows
As of December 31, 2020, December 31, 2019
(In thousands of reais)
		Parent company		Consolidated
	Nota	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Cash flows from operating activities
Net income (loss) for the period		(80,074)	38,876	(80,074)	38,876
Adjustments to reconcile income to cash and cash equivalents generated by (used in) operational activities:
Depreciation and amortization	13/14/15	-	-	157,822	119,660
Equity in net income of subsidiaries	12	70,293	(35,396)	-	-
Allowance for doubtful accounts	8	-	-	5,936	3,360
Losses (gains) on write-off/disposal of goods		-	-	5,700	266
Addition (reversal) of adjustment to present value		-	-	6,802	9,093
Stock option plan		166	1,429	6,213	23,633
Financial charges		-	-	38,576	31,698
Deferred taxes	21	(4,703)	1,880	(15,277)	13,663
Current taxes	21	-	(10)	11,551	11,394
Provisions for contingency	24	-	-	9,341	2,852
Other operating revenue		-	-	(10,640)	(39,383)
Revenue from interest earning bank deposits		(13,235)	(20,016)	(16,756)	(38,633)
Effect from adoption of hyperinflation		-	-	4,136	639
		52,521	(52,113)	203,404	138,242
Change in operating assets and liabilities:
Trade accounts receivable		-	-	(209,723)	(120,332)
Recoverable taxes		(1,392)	2,883	(10,757)	6,280
Other credits and judicial deposits		(190)	(44)	(16,278)	(9,824)
Accounts payable merchants		-	-	170,182	78,196
Suppliers		779	1,003	18,600	7,039
Labor liabilities		5	4	11,795	6,030
Taxes and contributions payable		310	1,422	(11,825)	7,290
Deferred revenue		-	-	(16,127)	(16,454)
Other accounts payable		(454)	1,036	(3,678)	4,275
Income tax and social contribution paid	21	(1,414)	-	(4,130)	(7,427)
Cash flow generated (invested) by operating activities		(29,909)	(6,933)	51,389	132,191

Cash flows from investment activities
Acquisition of fixed assets		-	-	(44,438)	(18,838)
Acquisition of intangible assets		-	-	(80,788)	(79,675)
Acquisition of entity, net of cash and cash equivalents acquired		-	-	(147,251)	(97,270)
Capital increase in subsidiaries		(145,000)	(2,500)	-	-
Investment in short-term investments		(23,835)	(889,318)	(740,328)	(1,428,848)
Redemption of interest and interest earning bank deposits		294,607	236,969	1,071,018	976,584
		125,772	(654,849)	58,213	(648,047)
Cash flow generated (invested) by investing activities
Cash flows from financing activities
Additions of loans and financing	16	-	-	107,937	-
Payments of loans and financing	16	-	-	(30,345)	(42,174)
Lease payment	17	-	-	(57,251)	(18,845)
Advances paid for usage rights		-	-	-	(6,843)
Financial charges paid	16	-	-	(13,854)	(16,896)
Payment for the acquisition of subsidiaries	19	-	-	(41,109)	(48,093)
Treasury shares		(92,166)	(77,581)	(92,166)	(77,581)
Share issuance costs		-	(58,734)	-	(58,734)
Capital contribution from shareholders	22	-	156,980	-	156,980
Goodwill on subscription of shares	22	-	682,454	-	682,454
Dividends paid		(19,940)	(25,000)	(19,940)	(25,000)
Cash flow generated (invested) by financing activities		(112,106)	678,119	(146,728)	545,268

Exchange rate change on cash and cash equivalents		-	-	6,790	(3,364)

Increase (decrease) in cash and cash equivalents		(16,243)	16,337	(30,336)	26,048

Statement of increase (decrease) in cash and cash equivalents
At the beginning of the period		16,387	50	75,898	49,850
At end of period		144	16,387	45,562	75,898

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See the accompanying notes to the individual and consolidated financial statements.
Linx S.A.
Notes to financial statements
As of December 31, 2020, December 31, 2019
(In thousands of reais)

	Parent company		Consolidated
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Revenues
Gross sales of services and goods	-	-	978,421	878,959
Other revenues	-	-	11,172	37,372
Allowance for doubtful accounts	-	-	(50,493)	1,738
	-	-	939,100	918,069
Inputs acquired from third parties
Cost of services and goods sold	(19)	-	(79,062)	(68,613)
Materials, energy, outsourced services and other operating items	(24,185)	(6,109)	(193,970)	(154,226)
Loss and recovery of asset values	-	-	(9,301)	(7,926)
	(24,204)	(6,109)	(282,333)	(230,765)

Gross added value	(24,204)	(6,109)	656,767	687,304

Depreciation and amortization	-	-	(160,109)	(119,660)

Net value added produced by the Company	(24,204)	(6,109)	496,658	567,644

Added value received as transfer
Equity in net income of subsidiaries	(70,293)	35,396	-	-
Financial revenues	12,860	41,453	44,678	70,103
	(57,433)	76,849	44,678	70,103

Total added value payable	(81,637)	70,740	541,336	637,747

Payment of value added
Personnel	1,845	2,946	435,770	391,913
Direct remuneration	1,845	2,946	366,968	320,990
Benefits	-	-	40,041	45,989
FGTS	-	-	28,761	24,934

Taxes, duties and contributions	(4,703)	1,870	98,051	115,998
Federal	(4,703)	1,870	66,509	88,467
State	-	-	6,170	5,147
Municipal	-	-	25,372	22,384

Third-party capital remuneration	1,295	27,048	87,589	90,960
Interest	1,295	27,048	81,779	87,280
Rents	-	-	5,810	3,680

Own capital remuneration	(80,074)	38,876	(80,074)	38,876
Dividends and interest on own capital	-	20,000		20,000

Retained earnings/ losses	(80,074)	18,876	(80,074)	18,876

See the accompanying notes to the individual and consolidated financial statements.

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1.	Operations

Founded in 1985 and headquartered at Avenida Doutora Ruth Cardoso, 7221, 7º Andar, city and state of São Paulo, Linx S.A. (“Company” or “Linx”), corporation, which by means of its subsidiaries, provides ERP (Enterprise Resource Planning) and POS (Point of Sale or Point of Service) management software solutions, and connectivity solutions, TEF (Electronic Funds Transfer), e-commerce and CRM (Customer Relationship Management) and OMS (Order Management System) and payment methods to the retail industry in Latin America. The Company offers innovative and scalable technology, with focus upon and long-term specialization in the retail industry, its vertical model of operation, which combines its own teams in the commercial, implementation, consulting and support areas and through our differentiated business model.

Linx went public on February 8, 2013 and Company’s shares are listed on the New Market segment of São Paulo Stock Exchange B3 and are traded under the ticker symbol “LINX3”.

On June 26, 2019, by means of common shares and issue of American Depositary Shares (“ADS”), Linx went public on the New York Stock Exchange ("NYSE") under the code "LINX" and is engaged in interest in other commercial or civil companies, domestic or foreign, as a partner, shareholder, quotaholder and also, representation of any type of company in Brazil or abroad and management of own or third parties’ assets.

2.	Basis of preparation and presentation of financial statements

2.1.	Statement of conformity

The individual and consolidated financial statements were prepared and are being presented according to the accounting practices adopted in Brazil comprising the standards of the Securities and Exchange Commission, including the pronouncements issued by the Accounting Pronouncement Committee (CPC), as well as by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) that evidence all relevant information of their own significant information in financial statements, and only them, are being evidenced and correspond to that used by Management.

2.2.	Basis of preparation and presentation

The financial statements were prepared using historical cost as the value base, except for the valuation of certain assets and liabilities such as those from business combinations and financial instruments, which are measured at fair value. The individual and consolidated financial statements present comparative information in relation to the prior period.

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The Company’s individual and consolidated financial statements were prepared with the Real as the functional and presentation currency, and are expressed in thousands of Reais, unless otherwise stated.

The individual and consolidated financial statements were prepared in accordance with measurement bases used in accounting estimates. The accounting estimates were based on objective and subjective factors, with a basis on Management's judgment for determination of the adequate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the selection of fixed and intangible assets and its recoverability in operations, deferred taxes, evaluation of financial assets at fair value, credit risk analysis to determine the provision for estimated credit losses in doubtful accounts, and the analysis of the remaining risks to determine other provisions, including for contingencies.

The settlement and uncertainties of transactions involving judgment and assumptions of these estimates may result in significantly different amounts described in the financial statements due to the probabilistic treatment inherent to the estimative process. Estimates and assumptions are reviewed by the Company at least annually.

Some captions for the financial statements for the year ended December 31, 2019 were reclassified to allow comparisons with the financial statements for the year ended December 31, 2020.

The issue of individual and consolidated financial statements was approved by the Board of Directors on April 19, 2021.

2.3.	Covid-19

On March 11, 2020, the World Health Organization (WHO) declared as a global pandemic. Also in March, Linx developed and implemented a plan covering several preventive measures required to minimize the effects of the pandemic. The main items of said plan are listed below:

•	Creation of a Crisis Committee (currently called the Opportunities Committee) to continuously evaluate the evolution of COVID-19, its possible impacts and necessary measures, in addition to monitoring all determinations made by the competent authorities in the regions where it operates;

•	Suspension or postponement of national and international business trips; and

•	Definition of home office for all Employees as of March 16, aiming to reduce the personnel in its offices as a strategy to mitigate the risks of virus transmission.

After, the Company took several measures to preserve cash, which involved anticipating and reducing the costs of cloud operations, decelerating the pace of acquisitions, freezing the opening of vacancies or promotions, canceling business trips, reducing purchase orders , cost reduction with third parties and negotiation of office rentals. Negotiations were also carried out with the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), with unions that represent our employees and the terms were renegotiated with suppliers. Complementary actions involved renegotiating and postponing conditions with customers (Linx had sought to negotiate invoice maturities on a case-by-case basis, according to the

20

relationship with the customer), assessing future prospects for each business area and reducing dividend distribution related to the 2019 year.

During the second quarter of 2020, Brazil experienced its a intense period of social distancing, including measures to close commercial establishments not linked to essential services, impacting a large part of Linx's customer base.

In the third and fourth quarterly, the measures to close commercial establishments were gradually being reversed. Due to the fact that the pandemic has not yet been completely overcome and there are reflections of the period of social distance, the Company is unable to predict in the countries in which it operates the direct and indirect impacts of the coronavirus on its business, operating results and financial condition. The possible effects in the Company business will depend of the factors evolution as follow:

•	Pandemic duration;

•	Government, business and individual actions that were and continue to be taken in response to the pandemic;

•	The impact of the pandemic on economic activity;

•	The time it will take for economic activity to return to previous levels;

•	The effect above the Company clients and the demand for their products and services;

•	Capacity of the Company clients to pay for the services.

Thus, the Crisis Committee (currently called the Opportunities Committee) created in March continues to operate to monitor the impacts of COVID-19.

Additionally, due to the uncertainty scenario provided by the pandemic, the Company reassessed the main accounting estimates (see details in the respective explanatory notes):

• Evaluation of provision for expected loss: The Company followed the effects of the current economic scenario in the methodology for measuring estimated losses, by updating the expected loss percentages for each range of the portfolio, capturing the estimates of reflexes in default and credit recovery for the next few months;

• Impairment assessment of intangible assets with indefinite useful lives: As mentioned in note 14.1, the Company assessed the recoverability of its assets for its cash-generating units and did not identify the need for a provision for loss in the financial statements for the year ended in December 31, 2020;

• Recoverability of deferred taxes: The recoverability of the balance of deferred tax assets is reviewed at least annually. In the Company's assessment, the scenario impacted by Covid19 did not affect the projections of future taxable profits, allowing the recoverability of credits in the coming years (see note 21.3).

Additionally, the Company assessed the circumstances that could indicate the impairment of its non-financial assets, see note 14

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2.4.	Losses in the sub-acquisition operation

The Company found that its subsidiary, Linx Pay Meios de Pagamento Ltda. (“Linx Pay”), presented unusual operational losses, as a consequence of the cancellation of atypical transactions by third parties in the use of machines sold by a Linx Pay commercial partner.

These atypical operating losses did not come from Linx Core and Linx Digital customers. The Company recognized losses of approximately R$ 39,975 million that were fully accounted for in the fourth quarter of 2020.

Based on the results of the investigations, management will assess the feasibility of obtaining the reimbursement of the losses object of the investigation, as well as any other effects, if any.

Under the terms of the Association Agreement signed with Stone, there is no impact on the business combination due to the identified operational losses.

3.	Summary of significant accounting policies

The accounting policies have been consistently applied to all the periods presented in these individual and consolidated financial statements.

We present below a summary of the significant accounting policies adopted by the Company, highlighting only information considered relevant by Management.

3.1.	Presentation of segment information

An operating segment is a component of the Company which develops business activities for earn revenues and incur expenses. Operating segments reflect the way the Company’s management reviews financial information for decision-making. The Company’s management identified the operating segments that attend the quantitative and qualitative parameters for disclosure, and represent mainly types of businesses being Linx Software and Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

The main services provided for each operating segment correspond to:

Linx Software

•	Enterprise Resource Planning (ERP): It is a software platform developed to integrate several departments of a company, allowing the automation and storage of all business information. The main ERP modules are: Commercial, Industrial, Supply, Management, Logistics, Accounting and Taxation. ERP solutions are developed to adapt to the size and profile of customers according to their needs.

•	Point of Sale (POS): Software solutions for LINX terminals located in each customer's store, where sales occur, looking to adapt the POS profile to each customer, with solutions that look to cover and aggregate all aspects of the company.

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•	Customer Relationship Management (CRM): Wide portfolio of CRM applications designed to help customers manage their sales processes more efficiently, integrate marketing and content campaigns with their sales processes more efficiently, and offer high quality services to their customers. They are entirely in the cloud (cloudbased) and focus on allowing retailers to manage and interact directly with their customers.

•	Electronic commerce (e-commerce): Electronic commerce platform (e-commerce), totally integrated with ERP LINX software. E-commerce services consist of (i) receiving wholesale orders and monitoring sales targets (ii) direct sales to the final consumer; and (iii) interactive electronic catalog with information on inventory and prices, among others that are integrated with the ERP system, allowing customers to offer consistent, relevant and personalized cross-channel sales through catalogs, merchandising, marketing, research and guided navigation, personalization, automated recommendations and non-automated customer service (live help).

•	Linx Omni OMS: Offers multichannel purchasing processes that integrate stores, franchises and distribution centers, offering a single channel for customers, which reduces inventory shortages, generates greater consumer traffic and increases sales. The WHO is divided into two modules:

•	Omni OMS module: Responsible for integrate all systems associated with OMS, such as the retailer's ERP, customer service, logistics, e-commerce platform and mobile device solutions, among others.

•	Omni in-store module: Allows the store operator to confirm that a customer has placed an order and monitor the necessary steps for shipping and booking the product.

•	Linx Impulse (Search): Search solution that uses machine learning and proprietary algorithms to ensure that consumers find the products they want through ecommerce channels, impacting the clickthrough rate - CTR, conversion rates and revenue per session.

•	Receivables management: Solution that allows the conciliation of the main acquirers and digital portfolios in the market on a single integrated platform.

Linx Pay Meios de Pagamento Ltda and subsidiaries

•	Linx Pay: Sub-acquiring business. For customers, Linx Pay works as a acquire with attractive rates. For acquires, Linx Pay acts as a distribution channel, increasing the volume of processing;

•	Gateway: Online gateway for payments in electronic commerce (e-commerce);

•	Linx Digital Account: Digital account linked to a prepaid card with Elo card brand, integrated natively to Linx Pay and other business association solutions;

•	QR Linx: QR Code that integrates digital payment applications (electronic wallets) to Linx's retail customers, allowing the acceptance of new forms of payment in an integrated and native way.

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3.2.	Consolidation basis

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2020. Control is obtained when the Company is exposed or entitled to variable returns based on its involvement with the investee, and has the ability to affect those returns through the power exercised in relation to the investee. Specifically, the Company controls an investee if, and only if, it has:

•	Power in relation to the investee (i.e., existing rights that guarantee the current ability to govern the relevant activities of the investee);

•	Exposure or right to variable returns based on its involvement with the investee;

•	The ability to use its power over the investee to affect its income (loss).

The Company re-evaluates whether or not it exercises control over an investee if facts and circumstances indicate that there are changes in one or more of the three control elements. The consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ends when the Company ceases to exercise said control. Assets, liabilities and income (loss) of a subsidiary acquired or sold during the year are included in the consolidated financial statements from the date the Company obtains control through the date the Company ceases to exercise control over the subsidiary.

Whenever necessary, adjustments are made to the financial statements of the subsidiaries to align their accounting practices with the Company’s accounting practices. All related party assets and liabilities, shareholders’ equity, revenues, expenses and cash flows related to transactions between related parties are fully eliminated in the consolidation process.

The parent company’s individual financial statements, financial statements of subsidiaries are recognized under the equity method.

The individual and consolidated financial statements include significant information of Linx S.A. and its subsidiaries, as follows:

	% Interest
	12/31/2020	12/31/2019
Subsidiaries
Linx Sistemas e Consultoria Ltda.	99.99%	99.99%
Linx Telecomunicações Ltda.	99.99%	99.99%

Indirect subsidiaries (*)
Napse S.R.L.	100.00%	100.00%
Synthesis Holding LLC.	100.00%	100.00%
Retail Renda Fixa Crédito Privado Fundo de Investimento	100.00%	100.00%
Santander Moving Tech RF Referenciado DI CP FI	100.00%	100.00%
Sback Tecnologia da Informação Ltda. (iv)	-	100.00%
Linx Pay Meios de Pagamento Ltda.	100.00%	100.00%
Hiper Software S.A.	100.00%	100.00%

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SetaDigital Sistemas Gerenciais Ltda. (iv)	-	100,00%
Esmeralda Serviços Digitais Ltda. (ii)	100.00%	-
Safira Serviços Digitais Ltda (ii)	100.00%	-
Ametista Serviços Digitais Ltda (ii)	100.00%	-
Diamante Serviços Digitais Ltda (ii)	100.00%	-
RRA Ferreira ME (i)	100.00%	-
CR Sistemas Ltda (iii)	100.00%	-
Mercadapp Soluções em Software Ltda (iv)	100.00%	-

(*) Companies controlled by Linx Sistemas, except Esmeralda Serviços Digitais Ltda, Safira Serviços Digitais Ltda, Ametista Serviços Digitais Ltda and Diamante Serviços Digitais Ltda which are controlled by Linx Pay.

(i) Subsidiary acquired by Linx Sistemas on February 2, 2020.

(ii) Subsidiary acquired by Linx Pay on January 30, 2020.

(iii) Subsidiary acquired by Linx Sistemas on September 4, 2020.

(iv) Subsidiary acquired by Linx Sistemas on November 13, 2020.

(v) Subsidiaries incorporated by Linx Sistemas during the year 2020.

Linx S.A is the direct parent company of the following companies:

Linx Sistemas e Consultoria Ltda. (“Linx Sistemas”): engaged in developing management software for the retail segment, providing technical support, advisory and training and participation in other companies.

Linx Telecomunicações Ltda. (“Linx Telecomunicações”): engaged in the provision of telecommunication services in general, such as transmission of voice, data, images and sound by any means, including services of networks and circuits, telephony, by any systems, including via Internet.

Linx S.A is the indirect parent company of the following companies:

Napse S.R.L. (“Napse”): operates in the development and sales of point-of-sale (POS) automation software, electronic payment solutions (TEF) and promotion engine for large retail chains in the main Latin American markets.

Synthesis Holding LLC. (“Synthesis”): holding company belonging to Napse group, controller of Synthesis US LLC (United States of America), Synthesis I.T. e Retail Americas S.R.L. (Mexico).

Retail Renda Fixa Crédito Privado Fundo de Investimento (“Retail Renda Fixa”) Exclusive investment fund, reserved for the investment transactions of the Company and their subsidiaries.

Santander Moving Tech RF Referenciado DI CP FI (“Santander Moving Tech”): Exclusive investment fund, reserved for the investment transactions of the Company and their subsidiaries.

Linx Pay Meios de Pagamento Ltda. (“Linx Pay”): operates with the purpose of aggregating all of the Company’s initiatives related to fintech such as TEF (payment gateway), DUO (Smart POS) and the newly launched Linx Pay Easy (sub-acquiring), besides the new products aligned with Linx’s strategic positioning in such area and participation in other companies.

Hiper Software S.A. (“Hiper”): operates with the purpose of solutions in the Software as a Service (SaaS) model for micro and small retailers.

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Esmeralda Serviços Digitais Ltda. (‘’PinPag”): fintech specialized in electronic payment and offers customized and disruptive installment solutions for retail.

Safira Serviços Digitais Ltda. (‘’PinPag”): fintech specialized in electronic payment and offers customized and disruptive installment solutions for retail.

Ametista Serviços Digitais Ltda. (‘’PinPag”): fintech specialized in electronic payment and offers customized and disruptive installment solutions for retail.

Diamante Serviços Digitais Ltda. (‘’PinPag”): fintech specialized in electronic payment and offers customized and disruptive installment solutions for retail.

RRA Ferreira ME. (‘’Neemo”): active in personalized delivery solutions through the integration of the establishment's delivery application and its e-commerce platform.

CR Sistemas Ltda. (‘’Humanus”): active in payroll management software and HCM (Human Capital Management), for medium-sized companies belonging to different sectors of the economy.

Mercadapp Soluções em Software Ltda: specialized in white label platform for online sales solutions for small and medium-sized supermarkets, its solutions for web and delivery platform based on cloud.

3.3.	Measurement of fair value

The Company and its subsidiaries measure financial instruments at fair value on each balance sheet closing date. Fair value is the price received upon the sale of an asset or paid by transfer of a liability of a non-forced transaction between market participants at the measurement date.

The measurement of fair value is based on the assumption that the transaction to sell the asset or transfer the liability will occur: (i) in the main market for the asset or liability; or (ii) in the absence of a main market, the market is more advantageous for the asset or the liability.

All assets and liabilities for which the fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy described below based on the lowest level information that is significant to the measurement of the fair value as a whole:

• Level 1 – Prices quoted (not adjusted) in active markets for identical assets and liabilities to which the entity may have access on the measurement date;

• Level 2 — Valuation techniques for which the lowest level and significant input to fair value measurement is directly or indirectly observable;

• Level 3 — Valuation techniques for which the lowest level and significant input to fair value measurement is not available.

For assets and liabilities recognized in the financial statements at fair value on a recurring basis, the Company and its subsidiaries determine whether transfers occurred between levels of the hierarchy, reassessing the categorization (based on the lowest and most

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significant information for measuring the fair value as a whole) at the end of each reporting period.

3.4.	Financial instruments – Initial recognition and subsequent measurement

The Company and its subsidiaries adopted IFRS 9/CPC 48 - Financial Instruments to replace IAS 39/CPC 38 on January 1, 2018. The changes related to these accounting policies are as follows:

A financial instrument is an agreement that originates a financial asset to an entity and a financial liability or equity instrument of another entity.

i) Financial assets

Initial recognition and measurement

Financial assets are classified, at the initial recognition as measured: at amortized cost; fair value through other comprehensive income or fair value through profit or loss.

The classification of financial assets upon initial recognition depends on the characteristics of the contractual cash flows of the financial asset and the business model of the Company and its subsidiaries for the management of these financial assets. With exception of trade accounts receivable that do not contain a significant financial component or for which the Company and its subsidiaries have adopted the practical expedient, the Company and its subsidiaries initially measure the financial asset at its fair value plus transaction costs, in case of financial asset not measured at fair value through profit or loss. The trade accounts receivable that do not contain a significant financial component are measured at the transaction price determined according to IFRS 15/CPC 47.

For a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it has to generate cash flows on the outstanding principal amount. This evaluation is performed at instrument level. Financial assets with cash flows other than payments of principal and interest are classified and measured at fair value through profit or loss, regardless of the business model adopted.

The business model of the Company and its subsidiaries to manage financial assets refers how it manages its financial assets to generate cash flows. The business model determines whether the cash flows will result from collecting contractual cash flows, selling financial assets, or both.

Purchases and sales of financial assets that require the delivery of assets within an established schedule by regulation or agreement in the market (regular negotiation) are recognized on the negotiation date, that is, the date when the Company and its subsidiaries undertake to buy or sell the asset.

Subsequent measurement

For subsequent measurement purposes, financial assets are classified into four categories, as follows:

• Financial assets at amortized cost (debt instruments);

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•.Financial assets at fair value through other comprehensive income (FVTOCI) with reclassification of accumulated gains and losses (debt instruments);

• Financial assets designated at fair value through other comprehensive income, without reclassification of accumulated gains and losses at the time of its derecognition (equity instruments);

• Financial assets at fair value through profit or loss.

Financial assets at amortized cost

This category is the most relevant for the Company and its subsidiaries. The Company and its subsidiaries measure the financial assets at amortized cost if both of the following conditions are met:

• The financial asset is maintained in the business model, whose the purpose is to maintain financial assets for the purpose of receiving contractual cash flows;

• The contractual terms of financial assets give rise, on specific dates, to cash flows that solely refer to payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in income (loss) when the asset is derecognized, modified or impaired.

The financial assets of the Company and its subsidiaries at amortized cost mainly include trade accounts receivable, cash and cash equivalents and other accounts receivable, in addition to suppliers and other accounts payable.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are presented in the statement of financial position at fair value, with net changes of fair value recognized in the statement of profit or loss.

This category contemplates derivative instruments and listed equity investments, which the Company and its subsidiaries have not irrevocably classified based on fair value through other comprehensive income. Dividends on listed equity investments are also recognized as other revenues in statement of income when the right to payment is established.

Derecognition

A financial asset (or, when appropriate, part of a financial asset or part of a group of similar financial assets) is derecognized when:

• The rights to receive cash flows from the asset have expired; or

• The Company and its subsidiaries transferred its rights to receive cash flows from the asset or assumed an obligation to pay the cash flows received without material delay to a third party under an onlending contract; and (i) the Company and its subsidiaries transferred

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substantially all risks and rewards of the assets, or (ii) the Company and its subsidiaries neither transferred nor retained substantially all the risks and benefits related to the asset, but transferred the control over the asset.

When the Company and its subsidiaries transfer its rights to receive the cash flows of an asset or enter into a transfer agreement, they evaluate if and under which measured, they retained the ownership risks and rewards. When they neither transfer nor retain substantially all the risks and rewards of the asset, or transfer the control of the asset, the Company and its subsidiaries continue to recognize the transferred asset to the extent of its continuing engagement. In such case, the Company and its subsidiaries also recognize a related liability. The transferred asset and associated liability are measured on a base that reflects the rights and obligations retained by the Company and its subsidiaries.

The continued engagement in the form of guaranteeing the transferred asset is measured at the lower of (i) the amount of the asset and (ii) the maximum amount of the consideration received that the entity could be required to repay (the guarantee amount).

Impairment of financial assets

The Company and its subsidiaries recognize a provision for estimated credit losses for all debt instruments not held at fair value through profit or loss. The expected credit losses are based on the difference between the contractual cash flows payable according to the contract and all cash flows that the Company and its subsidiaries expect to receive, discounted at an effective interest rate that approximates to the original transaction rate. The expected cash flows will include the cash flows of the sale of the guarantees held or other credit improvements that are included in contractual terms.

For trade accounts receivable and contract assets, the Company and its subsidiaries apply a simplified approach in the calculation of expected credit losses. Therefore, the Company and its subsidiaries do not follow the changes in credit risk, but recognize a loss allowance based on lifetime expected credit losses at each reporting date. The Company and its subsidiaries established a provision matrix based on its historical credit loss experience, adjusted to specific prospective factors for debtors and economic environment.

ii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified in initial recognition as financial liabilities at fair value through profit or loss, financial liabilities at amortized cost, or as derivatives designated as hedge instruments, as the case may be.

All financial liabilities are initially measured at their fair values, plus or minus, in case of financial liability other than fair value through profit or loss, the transaction costs that are directly attributable to the issue of financial liability.

The financial liabilities of the Company and its subsidiaries include suppliers, loans and financing, lease payable and other liabilities.

Subsequent measurement

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The measurement of financial liabilities depends on their classification as described below:

• Financial liabilities at fair value through profit or loss include financial liabilities for trading and financial liabilities designated in the initial recognition, as measured at fair value through profit or loss.

• Financial liabilities are classified as held-for-trading if they are acquired with the purpose of buyback in the short term. Gains or losses of liabilities for trading are recognized in the statement of income.

The financial liabilities designated at initial recognition at fair value through profit or loss are designated at the initial recognition date, and only if the criteria of IFRS 9/CPC 48 are met. The Company and its subsidiaries did not assign any financial liability at fair value through profit or loss.

Financial liabilities at amortized cost (loans and financing)

This is the most relevant category for the Company and its subsidiaries. After initial recognition, loans and financing obtained and granted subject to interest are subsequently measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in profit or loss when liabilities are derecognized, as well as through the amortization process of effective interest rate.

Amortized cost is calculated taking into account any negative goodwill or goodwill in the acquisition and fees or costs comprising effective interest rate method. The amortization under the effective interest rate method is included as financial expense in the statement of income.

This category usually applies to loans and financing granted and taken out, subject to interests.

Derecognition

A financial liability is derecognized when the obligation under the liability is extinguished; that is, when the obligation specified in the contract is settled, canceled or expires. When an existing financial liability is replaced by another one from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, the exchange or modification is treated as a derecognition of the original liability and recognition of a new liability. The difference in the respective book values is recognized in the statement of profit or loss.

iii) Offset of financial instruments

Financial assets and liabilities are offset and the net value reported in the consolidated balance sheet only when there is a legally enforceable right currently applicable to offset the amounts recognized and if there is intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

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3.5.	Current versus non-current classification

The Company presents assets and liabilities in the balance sheet based on their classification as current or non-current. An asset is classified as current when:

•	It is expected to be carried out, or is intended to be sold or consumed in the normal course of the entity's operating cycle;
•	It is maintained essentially for the purpose of being traded;
•	It is expected to be carried out up to 12 months after the balance sheet date; and
•	It is cash or cash equivalent, unless its exchange or use for settlement of liabilities is prohibited for at least 12 months after the balance sheet date.

All other assets are classified as non-current. A liability is classified as noncurrent when:

•	It is expected to be settled during the entity's normal operating cycle;
•	It is maintained essentially for the purpose of being traded;
•	It must be settled within 12 months after the balance sheet date; and
•	The entity has no unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

The terms of a liability that may, at the option of the counterparty, result in its settlement through the issuance of equity instruments do not affect its classification. The Company classifies all other liabilities as noncurrent.

Deferred tax assets and liabilities are classified in non-current assets and liabilities.

3.6.	Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured for the consideration amount transferred, valuated on fair value basis on the acquisition date, including the value of any non-controlling interest in the acquiree. For each business combination, the buyer must measure the non-controlling interest in the acquired business at the fair value of based on its interest in the net assets identified in the acquired business. Directly attributable costs to the acquisition should be accounted for as expense when incurred.

On acquiring a business, the Company and its subsidiaries assess the financial assets and liabilities assumed in order to rate and to allocate them in accordance with contractual terms, economic circumstances and pertinent conditions on the acquisition date, which includes segregation by the acquired entity of built-in derivatives existing in the acquired entity’s host contracts.

Any contingent payments to be transferred by the acquiree will be recognized at fair value on the acquisition date. Subsequent changes in fair value of contingent consideration considered as an asset or a liability shall be recognized in the statement of income.

The Company measures goodwill as the exceeding consideration transferred in relation to net assets acquired (net identifiable assets acquired and liabilities assumed). If consideration is lower than fair value of net assets acquired, the difference must be recognized as gain in statement of operations.

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After initial recognition, the goodwill is carried at cost less any accumulated loss for the impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating units of the Company that are expected to benefit from synergies of combination, regardless of other assets or liabilities of the acquiree being allocated to those units.

3.7.	Cash and cash equivalents

Cash equivalents are maintained for the purpose of meeting short-term cash commitments rather than for investment or other purposes. The Company and its subsidiaries consider as cash equivalents the financial assets readily convertible into known amounts of cash and subject to an insignificant risk of change of value. Consequently, an investment normally qualifies as cash equivalent when it has short-term maturity; for example, three months or less, as of the contracting date.

3.8.	Trade accounts receivable

A receivable represents the right of the Company and its subsidiaries to an unconditional consideration (i.e., it is only necessary for a certain time to elapse in order for payment of the consideration to be due), being recognized at face value, deducting present value and provision for expected loss. The amounts to be received from customers abroad are converted at the exchange rate in force on the base date.

3.9.	Income tax and social contribution

The income tax and social contribution, both current and deferred, are calculated based on the rates of 15% plus a surcharge of 10% on taxable income in excess of R$ 240 (annual base for the year) for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of tax loss carryforward and negative basis of social contribution limited to 30% of the taxable.

Expense with income tax and social contribution comprises both current and deferred taxes. Current taxes and deferred taxes are recognized in income (loss) unless they are related to the business combination, or items directly recognized in shareholders' equity or other comprehensive income.

Current taxes are the expected taxes payable on the taxable income for the period, at tax rates enacted or substantively enacted on the date of presentation of the financial statements, and any adjustments to taxes payable in relation to prior periods.

Deferred taxes are recognized in relation to the temporary differences between the book values of assets and liabilities for accounting purposes and the related amounts used for taxation purposes.

Deferred tax assets and liabilities are offset when there is a legal enforceable right to set off current tax assets and liabilities, and the latter relate to income taxes levied by the same tax authority on the same taxable entity.

A deferred income tax and social contribution asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future

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taxable income will be available against which the unused tax losses and credits can be utilized.

Deferred income tax and social contribution assets are reviewed at each reporting date and reduced when their realization is no longer probable.

Deferred income tax related to items recognized directly in shareholders’ equity and not in statement of income. Deferred tax items are recognized according to the transaction that originated the deferred tax, in comprehensive income or directly in shareholders' equity.

As permitted by Brazilian tax legislation, the subsidiary Sback Tecnologia da Informação Ltda, Esmeralda Serviços Digitais Ltda, Safira Serviços Digitais Ltda, Ametista Serviços Digitais Ltda, Diamante Serviços Digitais Ltda, RRA Ferreira ME and CR Sistemas Ltda adopts the deemed income taxation method. For these subsidiaries, income tax and social contribution are calculated at the rate of 32% on revenues from services and 100% on financial revenues. The regular rates of the respective tax and contribution apply to these.

Tax exposures

To determine current and deferred income tax, the Company and its subsidiaries take into consideration the impact of uncertainties on positions taken on taxes and if the additional income tax and interest payment has to be made. The Company and its subsidiaries believe that the provision for income tax recorded in liabilities is adequate for all outstanding tax periods, based on its evaluation of several factors, including interpretations of tax laws and past experience. This evaluation is based on estimates and assumptions that may involve several judgments on future events. New information may be made available, leading the Company and its subsidiaries to change its judgment on the adequacy of existing provision. These changes will impact income tax expenses in the year in which they occur.

3.10.	Property, plant and equipment

Recognition and measurement

Property, plant and equipment items are measured at historical acquisition, formation or construction cost, net of accumulated depreciation. The cost includes expenditures that are directly attributable to the acquisition of assets.

Purchased software that is integral to the functionality of a piece of equipment is capitalized as part of that equipment. When parts of a property, plant and equipment item have different useful lives, they are accounted for as separate items (major components) of Property, plant and equipment.

Gains and losses on disposal of a property, plant and equipment item are determined by comparing the proceeds from disposal with the book value of Property, plant and equipment and are recognized net within "other revenues" in the statement of income.

Subsequent costs

The replacement cost of a component of property, plant and equipment is recognized in the book value of the item when it is probable that the future economic benefits embodied in the component will flow to the Company and its subsidiaries and cost can be reliably measured.

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The book value of the component that has been replaced by another is written off. Costs of normal maintenance on property, plant and equipment are charged to the statement of operations as incurred.

Depreciation

Depreciation is calculated on the depreciable values, which is the cost of an asset, or other amount that substitutes cost, less residual values. The residual value and useful life of the assets and the depreciation methods are reviewed upon the closing of each year, and adjusted respectively, when appropriate.

Depreciation is recognized in income (loss) on a straight-line basis over the estimated useful lives of each component of a fixed asset item, as this method is that more closely reflects the pattern of consumption of future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative years are shown in the Note 13.

3.11.  Intangible assets and goodwill

Intangible assets acquired separately are measured at cost upon initial recognition. The cost of intangible assets acquired in a business combination corresponds to their fair value at acquisition date. After the initial recognition, the intangible assets are stated at cost, less accumulated amortization and impairment losses. Intangible assets generated internally, excluding capitalized development costs, are not capitalized, and the expenditure is reflected in the statement of income in the year in which it is incurred. The useful life of the intangible asset is classified as defined or undefined. Goodwill arising from the acquisition of subsidiaries is included in intangible assets in the consolidated financial statements.

Intangible assets with defined life are amortized over the economic useful life and valued in relation to impairment whenever there is indication of loss of economic value of the asset. Amortization method and period of an intangible asset with defined life are reviewed at least at the end of each year. Changes in these assets’ estimated useful lives or in expected consumption of future economic benefits are accounted for through changes in amortization method or period, as applicable, and are addressed as changes in bookkeeping. The amortization of intangible assets with defined life is recognized in the statement of income in the category of expense consistent with the use of the intangible assets.

Intangible assets with undefined useful lives are not amortized but tested for impairment on an annual basis, individually or at cash generating unit level. The evaluation of indefinite useful life is reviewed annually to determine whether it is still justifiable. Otherwise, the change in useful life from indefinite to finite is made on a prospective basis.

An intangible asset is derecognized when it is sold (that is, date when the beneficiary obtains control over the related asset) or when no future economic benefit is expected from its use or sale. Possible gains or losses from the derecognition of assets (the difference between the net sales price and book value) are recognized in the statement of income in the year.

Intangible assets with undefined useful lives are tested for impairment on an annual basis as of December 31, individually or at cash generating unit level, as the case may be or when circumstances indicate impairment loss of book value.

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Goodwill

The cost of goodwill is accounted for under the fair value acquisition method and the goodwill impairment test is performed annually as of December 31 or when circumstances indicate that the book value has been impaired.

Research and development

Research expenditures are recorded as expenses when incurred, and development expenditures linked to technological innovations of existing products are capitalized if they are technologically and economically feasible, and amortized over the expected period of benefits in the operating expenses group.

Development activities involve a plan or project aimed at producing new. Development expenditures are capitalized only when all the following elements are present: (i) technical feasibility to complete the intangible asset in order for it to be available for use or sale; (ii) intention to complete the intangible asset and use or sell it; (iii) the intangible assets should result in future economic benefit; (iv) availability of technical, financial and other proper resources to conclude its development and to use the intangible asset; and (v) ability to accurately measure the expenses attributable to intangible assets during their development. The expenditures capitalized include the cost of labor and materials that are directly attributable to preparing the asset. Other development expenditures are recognized in the statement of income as incurred.

After the initial recognition, the asset is stated at cost, less accumulated amortization and impairment losses. Amortization is triggered when the development is complete and the asset item is available for use for the future economic benefit period. During the development period, the asset is tested for impairment on an annual basis.

Other intangible assets

Other intangible assets that are acquired and have defined useful lives are measured at cost, less accumulated amortization and any impairment losses.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally-generated goodwill and trademarks, are recognized in income (loss) as incurred.

Amortization is recognized in income (loss) on a straight-line basis over the estimated useful lives of the intangible assets, except goodwill, from the date they are available for use, since this is the method that best reflects the pattern of consumption of the future economic benefits embodied in the asset.

3.12.  Impairment loss of non-financial assets

The Management reviews the recoverable value of assets annually in order to assess events or changes in economic, operating, or technological circumstances likely to point out impairment or loss of their recoverable value. These evidences are detected and the net book value exceeded, the recoverable value, a provision for impairment is formed to adjust

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net book value to recoverable value. The recoverable value of an asset or a particular cash-generating unit is defined as the higher of value in use and net sales value.

In estimating the value in use of an asset, estimated future cash flows are discounted to their present values, using a pretax discount rate that reflects the weighted average cost of capital in the industry where the cash-generating unit operates. The net fair value of sales expenses is calculated whenever possible, based on recent market transactions between knowledgeable and interested parties with similar assets. In the absence of observable transactions in this regard, the Company uses an appropriate valuation methodology. The calculations provided in this model are supported by available fair value indicators, such as prices quoted for listed entities, among other available indicators.

The Company bases its impairment assessment on the most recent financial forecasts and budgets, which are prepared separately by Management for each cash-generating unit to which the assets are allocated. Projections based on said forecasts and budgets generally cover a five-year period. An average long-term growth rate is calculated and applied to future cash flows after the fifth year.

The asset impairment loss is recognized in income (loss) in a manner consistent with the function of the asset subject to losses.

For assets other than goodwill, an assessment is made on each reporting date to determine whether there is an indication that the impairment losses previously recognized no longer exist or have decreased. If such indication exists, the Company estimates the recoverable amount of the asset or of the cash-generating unit. An impairment loss on a previously recognized asset is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss that was recognized. The reversal is limited so that the book value of the asset does not exceed the book value that would have been calculated (net of depreciation, amortization or depletion), if no impairment loss had been recognized for the asset in previous years. This reversal is recognized in income (loss).

Goodwill impairment test is carried out on an annual basis as of December 31 or when circumstances indicate that the book value has been impaired.

The impairment loss is recognized for a cash-generating unit to which the goodwill is related. When the recoverable amount of the unit is lower than the book value of the unit, the loss is recognized and allocated to reduce the book value the unit’s assets in the following order: (a) reducing the book value of the goodwill allocated to the cash-generating unit; and (b) then, to the other assets of the unit in proportion to the book value of each asset.

Intangible assets with undefined useful lives are tested for impairment on an annual basis as of December 31, individually or at cash generating unit level, as the case may be or when circumstances indicate impairment loss of book value.

3.13.  Accounts payable to suppliers

Trade accounts payable are obligations due for assets or services acquired in the normal course of businesses, and are classified as current liabilities if payment is due within one year. Otherwise, accounts payable are presented as non-current liabilities.

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They are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method.

3.14.  Loans and financing

Loans and financing are initially recognized at the fair value less any transaction costs assignable. After their initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Loans costs

Loans costs directly related to the acquisition, construction or production of an asset that necessarily requires significant time to complete for the purpose of use or sale are capitalized as part of the cost of the corresponding asset. All other loans costs are recorded as an expense in the period in which they are incurred. Loans costs comprise interest and other costs incurred by the Entity in connection with the loan.

3.15.  Lease liabilities

On the lease start date, the Company and its subsidiaries recognize lease liabilities measured at the present value of lease payments to be made during the lease term. Lease payments include fixed payments (including fixed payments in substance) minus any lease incentives receivable, variable lease payments that depend on an index or rate and expected amounts to be paid under residual value guarantees. Lease payments also include the exercise price of a call option reasonably certain to be exercised by the Company and its subsidiaries, and payment of fines for terminating a lease, if the lease term reflects the Company and its subsidiaries exercising the lease. termination option. Variable lease payments that do not depend on an index or rate are recognized as an expense in the period in which the event or condition determining the payment occurs.

When calculating the present value of lease payments, the Company and its subsidiaries use the incremental loan rate on the lease start date if the interest rate implied by the lease is not easily determinable. After the start date, the amount of the lease liability is increased to reflect the increase in interest and reduced for lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a change, a change in the lease term, a change in fixed substance lease payments or a change in the valuation to purchase the underlying asset.

3.16.  Right of use

The Company and its subsidiaries recognize the right-of-use assets on the lease start date (that is, the date on which the underlying asset is available for use). The rights of use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any new remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of recognized lease liabilities, initial direct costs incurred and lease payments made before or on the start date less lease incentives received. Unless it is reasonably certain that the Company and its subsidiaries obtain ownership of the leased asset at the end of the lease term, the recognized right-to-use assets are depreciated using the straight-line method over the shortest period between the estimated useful life and the term of the lease.

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3.17.	Provisions

Provisions are recognized when the Company and its subsidiaries have a present obligation (legal or not formalized) as a result of a past event. It is likely that economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. When the Company and its subsidiaries expect the amount of a provision to be reimbursed, in whole or in part, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is practically certain . The expense related to any provision is shown in the income statement, net of any reimbursement.

If the effect of the time value of the money is significant, the provisions are discounted using a current rate before taxes that reflects, when appropriate, the risks specific to the liability. When a discount is adopted, the increase in the provision due to the passage of time is recognized as a financing cost.

Provisions for tax, civil and labor risks

The Company and its subsidiaries are parties to several legal and administrative proceedings. Provisions are set up for all contingencies related to legal proceedings for which it is probable that an outflow of funds will be made to settle the contingency / obligation and a reasonable estimate can be made. The assessment of the likelihood of loss includes the assessment of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions and their relevance in the legal system as well as the assessment of outside lawyers. Provisions are reviewed and adjusted to take into account changes in circumstances, such as the applicable statute of limitations, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

Contingent liabilities recognized in a business combination

A contingent liability recognized in a business combination is initially measured at fair value. Subsequently, it is measured between the higher amount that would be recognized in accordance with the accounting policy for provisions above (IAS 37 / CPC 25) or the amount initially recognized less, when applicable, the accumulated amortization recognized in accordance with the recognition policy. revenue.

3.18.  Adjustment to present value of assets and liabilities

Long-term monetary assets and liabilities are adjusted for inflation and, therefore, adjusted to their present value. The adjustment to present value of short-term monetary assets and liabilities is calculated, and only recognized, if it is considered as relevant with respect to the financial statements taken as a whole. For recognition and materiality determination purposes, the adjustment to present value is calculated taking into consideration the contractual cash flows and the explicit interest rate, and, in certain cases, the implicit interest rate of the related assets and liabilities. Based on the analyzes performed and the best Management’s estimate.

3.19.  Revenue from contract with customer

The Company and its subsidiaries recognize its revenues from software license, which include license fees, revenue from subscription, and revenue from services, which includes

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implementation and customization and sub-acquiring revenue. Revenue is presented net of taxes, returns, rebates and discounts, when applicable. Revenues are recognized in an amount that reflects the consideration to which the Company and its subsidiaries expect to be entitled in exchange for the transfer of services to a client.

•	Subscription revenues: They are recurring revenues derived from: (1) revenues related to services to provide the client with the right of use of software in a cloud-based infrastructure provided by the Company and its subsidiaries or by a third-party, or even based on the client’s own internal infrastructure, where the client has no right to end the contract and become the owner of the software or use in its IT infrastructure or a third-party’s infrastructure; and (2) revenues related to technological support, helpdesk, equipment rental, software hosting service, payment for the use of tools and support teams located at the clients besides connectivity services. Monthly maintenance is aggregated in a contract usually valid for twelve months. Monthly subscription revenues are not reimbursable and are billed and paid on a monthly basis. These revenues are recognized in income (loss) on a monthly basis, as services are provided, starting on the date in which services are made available to the client and all other revenue recognition criteria are met.

•	Revenues from service rendered are considered non-recurring and involves implementation services, including personalization, training, software licenses and other services. Revenues from services are recognized in proportion to the stage of completion of the service.

•	Revenue from royalties - Revenues from software licenses are recognized when: it is determined when all risks and rewards of the license are transferred upon the availability of the software and the amount may be reliably measured and it is likely that any expected future economic benefits will be generated on behalf of the Company and its subsidiaries.

•	Sub-acquiring revenues derive from the capture of the transactions with credit and debit cards and are recognized on the date of capture/processing of the transactions.

In case billed amounts exceed services rendered plus recognized revenue, the difference is stated in the balance sheet (current and non-current liabilities) as deferred revenue.

3.20.  Capital

Common shares

Additional costs directly attributable to the issue of shares and share options are recognized as reducers from shareholders' equity. Tax effects related to the costs of these transactions are calculated in accordance with IAS 12/CPC 32.

3.21.  Transactions involving share-based payment

Company employees receive share-based payments, in which the employees render services in exchange for membership certificates (“transactions settled with membership certificates”). In situations in which equity securities are issued and some or all goods or services received by the Company in exchange cannot be specifically identified, the unidentified goods or services received (or receivable) are measured by the difference between the fair value of share-based payment and the fair value of any good or service received on its grant date.

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The Company offers restricted shares to employees (contracted under the Labor laws or Statutory) who will be entitled to receive the restricted shares at the end of the grace period on the condition that the beneficiary has maintained his or her employment relationship during that period and is eligible based on the performance assessment.

Transactions settled with membership certificates

The cost of transactions settled with equity instruments is measured with a basis on the fair value on the date in which they were granted. To determine the fair value, the Company uses an external evaluation expert, which uses an appropriate evaluation method.

This cost is recognized in employee benefit expenses together with the corresponding increase in shareholders’ equity (in other reserves), during the period when the service is provided, and, when applicable, performance conditions are met (vesting period). The accumulated expense recognized for transactions that will be settled with membership certificates on each reporting date up to the vesting date reflects the extent to which the acquisition period may have expired and the Company’s best estimate of the number of grants which in the last instance, will be acquired. The expense or credit in the statement of income for the period represents the changes in accumulated expense recognized at the start and end of that period. When the terms of an equity-settled transaction are modified (for example, due to plan modifications), the minimum recognized expense is the fair value at the grant date, provided the original vesting conditions are met. An additional expense, measured on the modification date is recognized for any modification that increases the fair value of the contracts with share-based payment or otherwise, benefits the employees. When a grant is cancelled by the entity or counterpart, any remaining element of the fair value of the grant is immediately recognized as expense through profit or loss.

The effect of dilution of outstanding options is reflected as dilution of additional share in the calculation of the diluted earnings per share.

3.22.  Employee benefits

Employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

The liability is recognized at the amount expected to be paid under the cash bonus plans or short-term profit sharing if the Company and its subsidiaries have a legal or constructive obligation to pay this amount as a result of prior service rendered by the employee, and the obligation can be reliably estimated.

a.       Private pension

The Company and its subsidiaries do not hold private pension plans or any pension plan for its employees and management.

b.       Profit sharing

The Company and its subsidiaries have benefit plans for management and employees in the form of profit sharing and bonus plans.

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Profit sharing and bonus plans are expected to be settled in up to 12 months and are presented at expected settlement value.

c.       Post-employment benefit – health care plans

The Company and its subsidiaries offer health care plans compatible with the market to its employees; the Company and its subsidiaries are co-sponsors of the plan and their employees contribute with a monthly fixed installment that may be extended to spouses and dependents. Costs with monthly defined contributions made by the Company and its subsidiaries are recognized in income on a monthly basis, in conformity with the accrual basis.

Costs, contributions and actuarial liabilities related to such plans are determined annually, with a basis on an appraisal carried out by independent actuaries.

3.23.  Financial revenues and expenses

Financial revenues comprise basically interest of financial assets and discounts obtained. Financial expenses comprise basically bank fees, commercial discounts, exchange rate change and interest on loans. Interest is recognized in the income (loss) for the period using the effective interest rate methodology.

3.24.  Foreign currency translation

Consolidated financial statements are presented in Real (R$), parent company’s functional currency. Each Company’s entity determines its own functional currency, and in those in which functional currency is different from real, the financial statements are translated into real as of closing date, in accordance with IAS 21/CPC 02 (R2) – Effects of changes in foreign exchange rate and translation of financial statements, except for Napse S.R.L, which follows CPC 42 – Accounting for Hyperinflationary Economies, equivalent to IAS 29.

3.25.  IAS 29/CPC 42 Adoption of the accounting and reporting standard in highly hyperinflationary economy

In July 2018, considering that the inflation accumulated in the past three years in Argentina was higher than 100%, the adoption of the accounting and reporting standard in hyperinflationary economy (IAS 29/CPC 42) became mandatory in relation to the subsidiary Napse S.R.L., located in Argentina.

Pursuant to IAS 29/CPC 42, non-cash assets and liabilities, the shareholders’ equity and the statement of income of subsidiaries that operate in hyperinflationary economies are adjusted by the change in the general purchasing power of the currency, applying a general price index.

The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on the historical or current cost approach, should be expressed in terms of the current measurement unit at the balance sheet date and translated into Real at the closing exchange rate for the period.

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3.26.  Statements of added value

The presentation of the Individual and Consolidated Statement of Added Value is required by Brazilian corporate law and the accounting practices adopted in Brazil applicable to publicly-held companies. Statement of Added Value was prepared in accordance with criteria defined in Technical Pronouncement CPC 09 - "Statement of Added Value". The IFRS do not require the presentation of this statement. Accordingly, in conformity with IFRS, this statement is presented as supplementary information, without prejudice to financial statements as a whole.

3.27.  Statement of cash flow

Statements of cash flows were prepared and presented in accordance with the Technical Pronouncement IAS 7/CPC 03 (R2) - Statement of Cash Flows.

Paid interest is classified as financing cash flow in the Statement of Cash Flow, as it represents financial funds raising costs.

In the years ended December 31, 2020 and 2019 he following transactions did not affect the cash.

Consolidated

	12/31/2020	12/31/2019

Acquisition of computers, furniture and facilities included in suppliers payable	2,465	2,419
Acquisition of software and software developed included in suppliers payable	3,713	380

3.28.  New or reviewed pronouncements with first-time adoption in 2020

The Company and its subsidiaries adopted for the first time certain standards which are valid for annual period beginning on January 1st, 2020 or after that date. The Company and its subsidiaries decided not to adopt in advance any other standard, interpretation and amendments that have been issued, but are not yet effective.

Standards and amended standards
Amendments to IFRS 3 / CPC 15 (R1)	In October 2018, the IASB issued changes to the definition of business in IFRS 3, these changes being reflected in revision 14 of the CPC, amending CPC 15 (R1) to help entities determine whether an acquired set of activities and assets consists of or not in a business.
Conceptual Framework / CPC 00 (R2)	This review presents new concepts on presentation, measurement and disclosure, updated the definition of assets and liabilities as well as the criteria for recognition and derecognition of assets and liabilities in the financial statements.
Amendments to IAS 1 / CPC 26 (R1) and IAS 8 / CPC 23	Aligns the definition of “material omission” or “materially distorted disclosure” in all standards and clarifies certain aspects of the definition.
Amendments to IAS 39/CPC 38, CPC IFRS 7/40 (R1) and IFRS 9/CPC 48	It addresses the reform of interest rates used as market benchmarks, which will be finalized in future periods.
Amendment to IFRS 16 / CPC 06 (R2) - Covid-19	It grants the lessee an exemption from assessing whether a lease concession related to COVID-19 is a lease modification or not.

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The Company and its subsidiaries did not identify relevant impacts as a result of the standards and interpretations that were issued.

3.29.  New standards, amendments and interpretations of issued standards that did not become effective

At the date these financial statements were prepared, the following standards and amendments had been published; however, application thereof was not mandatory. The Company and its subsidiaries did not early adopt any pronouncement or interpretation issued whose application was not mandatory.

Standards and interpretations issued but not yet effective through the date the Company's financial statements were issued are set out below:

Standards and amended standards		Effective date (annual periods starting on or after)
IFRS 17/CPC 50	Insurance contracts	January 1, 2021
Amendments to CPC48/IFRS 9, CPC 38/IAS 39, CPC 40/IFRS 7, CPC 11/IFRS 4 e CPC 06/IFRS 16) Phase 2	Reform of the Reference Interest Rate with treatment of changes in cash flows, hedge accounting requirements and disclosures	January 1, 2021

The Company and its subsidiaries do not expect relevant impacts as a result of standards and interpretations that were issued but are not yet effective.

4.	Corporate restructuring

4.1.	Merger of Sback

On April 1, 2020, the merger of Sback Tecnologia da Informação Ltda. was merged, where the net assets were consolidated by the subsidiary Linx Sistemas e Consultoria Ltda.

The table below shows the book value on February 29, 2020 of the merged net assets of Sback Tecnologia da Informação.:

Current Assets		Current Liabilities
Cash and cash equivalents	21	Suppliers	155
Financial assets	12,500	Labor obligations	775
Trade accounts receivable	2,890	Debts with related parties	436
Recoverable taxes	182	Taxes payable	113
Credits with related parties	2	Income tax and social contribution	257
Other receivables	481	Deferred revenue	1,179
Total current assets	16,076	Other liabilities	2
Non-Current Assets		Total current liabilities	2,917
Other receivables	127
		Non-current liabilities
Property, plant and equipment, net	119	Other liabilities	127
Total Non-Current Assets	246	Total non-current liabilities	127

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		Capital	100
		Accumulated losses	13,178
		Shareholders' Equity	13,278

Total assets	16,322	Total liabilities and shareholders' equity	16,322

The net assets of Sback Tecnologia da Informação Ltda., were evaluated by experts who issued an appraisal report on the company's equity on the base date of March 17, 2020. The merger of Sback Tecnologia da Informação Ltda., did not result in an increase of capital or changes in the Company's shareholdings.

4.2.	Merger of Seta

On June 1, 2020, SetaDigital Sistemas Gerencial Ltda. was merged, where the net assets were consolidated by the subsidiary Linx Sistemas e Consultoria Ltda.

The table below shows the book value on April 30, 2020 of the merged net assets of SetaDigital Sistemas Gerencial Ltda.:

Current Assets		Current liabilities
Cash and cash equivalents	2,636	Suppliers	48
Trade accounts receivable	1,865	Labor obligations	624
Other receivables	68	Taxes payable	176
Total current assets	4,569	Income tax and social contribution	147
		Other liabilities	2
Non-current assets		Total current liabilities	997
Property, plant and equipment, net	493
Intangible assets, net	44	Capital	1,800
Total non-current assets	537	Accumulated losses	2,309
		Shareholders' Equity	4,109

Total assets	5,106	Total liabilities and shareholders' equity	5,106

The net assets of SetaDigital Sistemas Gerencial Ltda., were evaluated by experts who issued an appraisal report on the company's equity on the base date of May 14, 2020. The merger of SetaDigital Sistemas Gerencial Ltda., did not result in a capital increase or changes in the Company's shareholdings.

5.	Business combination

5.1.	Acquisition of PinPag

On January 30, 2020, Linx Pay Meios de Pagamentos Ltda., wholly-owned subsidiary of Linx S.A., acquired 100% of the share capital of Esmeralda Serviços Digitais Ltda, Safira Serviços Digitais Ltda, Ametista Serviços Digitais and Diamante Serviços Digitais Ltda. (“PinPag”), which operate in the payment segment as sub-acquiring and payment facilitators, also acting as a banking correspondent for certain banks to carry out their activities. The main motivation for the acquisition of the companies reinforces its strategy of expanding offers, services and products for means of payment, representing an important growth opportunity for the Company.

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The price was R$ 200,000 and the price adjusted by the probability of reaching the contingent consideration was R$ 160,916, to be paid as follows:

(i) R$ 125,000 paid when the contract is closed;

(ii) R$ 10,000 paid after the sellers have confirmed the acquisition of the common shares issued by Linx S.A.;

(iii) R$ 5,000 retained installments;

(iv) Additional contingent consideration (“Business Acquisition Cost”) of up to R$ 60,000 (fair value in December 31, 2020 is of R$ 20,916), as follows:

Upon the achieving of certain operating and financial goals in each year and payable in the subsequent year:

o	2021 - R$ 12,586; and
o	2022 - R$ 8,330.

Purchase consideration
Amount paid in cash	125,000
Amount paid on the acquisition of shares	10,000
Amount retained installments	5,000
Fair value of contingent consideration (Earn-out)	20,916
Total consideration	160,916

Analysis of cash flow from the acquisition
Amount paid in cash	125,000
Net cash acquired from subsidiary	(11,396)
Cash flow from investment activities	113,604

5.2.	Acquisition of Neemo

On February 02, 2020, Linx Sistemas e Consultoria Ltda., the wholly-owned subsidiary of Linx S.A. acquired 100% of the equity of RRA Ferreira - ME. (“Neemo”), which focuses on developing platforms and applications for retailers. The main motivation for the acquisition is to reinforce it is cross selling strategy that aims to encourage the customer to complement their initial purchase, representing an important growth opportunity for the Company.

The price was R$ 22,425 and the price adjusted by the probability of reaching the contingent consideration was R$ 20,363, to be paid as follows:

(i) R$ 14,880 paid when the contract is closed;

(ii) R$ 1,500 paid after the sellers have confirmed the acquisition of the common shares issued by Linx S.A.;

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(iii) R$ 1,500 retained installments;

(iv) R$ 1,195 that will be paid in thirty-three equal installments;

(v) Additional contingent consideration (“Business Acquisition Cost”) of up to R$ 3,350 (fair value in December 31, 2020 is of R$ 1,288), as follows:

•	Upon the achieving of certain operating and financial goals in each year and payable in the subsequent year

o	2020 – R$ 350, paid on September 2, 2020;
o	2021 – R$ 644;
o	2022 – R$ 189;
o	2023 – R$ 105.

Purchase consideration
Amount paid in cash	14,880
Amount to be paid on the acquisition of shares	1,500
Amount retained installments	1,500
Amount complementary installments	1,195
Fair value of contingent consideration (Earn-out)	1,288
Total adjusted consideration	20,363

Analysis of cash flow from the acquisition
Amount paid in cash	14,880
Amount to be paid on the acquisition of shares	1,500
Net cash acquired from subsidiary	(75)
Cash flow from investment activities	16,305

5.3.	Acquisition of CR Sistemas (Humanus)

On September 4, 2020, Linx Sistemas e Consultoria Ltda., a wholly owned subsidiary of Linx S.A., acquired 100% of the capital stock of CR Sistemas Ltda. (“Humanus”), subsidiary that provides payroll management and HCM software to medium-sized entities belonging to different sectors of the economy. The main motivation for the acquisition is to strengthen the back-office solutions of its end-to-end platform considering the high labor intensity in retail and the greater demand for people management tools. The transaction also reinforces the possibility of accelerating the penetration of Linx's Digital Account and future credit offers.

The price was R$18,994 and the price adjusted by the probability of reaching the contingent consideration was R$ 17,899, to be paid as follows:

(i) R$ 12,374 paid when the contract is closed;

(ii) R$ 900 paid after the sellers have confirmed the acquisition of the common shares issued by Linx S.A.;

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(iii) R$ 3,000 retained installments;

(iv) R$ 320 to be paid in sixteen equal installments;

(v) Additional contingent consideration (“Business Acquisition Cost”) of up to R$ 2,400 (fair value in December 31, 2020 is of R$ 1,305), as follows:

•	Upon the achieving of certain operating and financial goals in each year and payable in the subsequent year

o	2022 – R$ 1,254;
o	2023 – R$ 30;
o	2024 – R$ 21;

Purchase consideration
Amount paid in cash	12,374
Amount to be paid on the acquisition of shares	900
Amount retained installments	3,000
Amount complementary installments	320
Fair value of contingent consideration (Earn-out)	1,305
Total adjusted consideration	17,899

Analysis of cash flow from the acquisition
Amount paid in cash	12,374
Net cash acquired from subsidiary	(954)
Cash flow from investment activities	11,420

5.4.	Acquisition of Mercadapp

On November 13, 2020, Linx Sistemas e Consultoria Ltda., A wholly owned subsidiary of Linx SA, acquired 100% of the share capital of Mercadapp Soluções em Software Ltda, providing a white label platform for online sales solutions for small and medium supermarkets postage. Its web platform and delivery solutions are cloud-based, and its business model is based on recurring revenue (SaaS), combined with one transaction charge. The transaction reinforces the cross-sell strategy with the end-to-end platform already offered by Linx, encompassing different opportunities in Linx Core, Linx Digital and Linx Pay.

The price was R$10,500 and the price adjusted by the probability of reaching the contingent consideration was R$ 9,791 to be paid as follows:

(i) R$ 6,500 paid when the contract is closed;

(ii) R$ 500 paid after the sellers have confirmed the acquisition of the common shares issued by Linx S.A.;

(iii) R$ 1,000 retained installments;

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(iv) Additional contingent consideration (“Business Acquisition Cost”) of up to R$ 2,500 (fair value in December 31, 2020 is of R$ 1,454), as follows:

•	Upon the achieving of certain operating and financial goals in each year and payable in the subsequent year

o	2021 – R$ 758;
o	2022 – R$ 885;
o	2023 – R$ 148;

Purchase consideration
Amount paid in cash	6,500
Amount to be paid on the acquisition of shares	500
Amount retained installments	1,000
Fair value of contingent consideration (Earn-out)	1,791
Total adjusted consideration	9,791

Analysis of cash flow from the acquisition
Amount paid in cash	6,500
Net cash acquired from subsidiary	(573)
Cash flow from investment activities	5,927

5.5.	Measurement of business combination

Pursuant to IFRS 3 (R)/CPC 15 (R1) – Business Combination, the measurement period can not exceed one year from the acquisition date, and therefore, until the allocation of the acquired assets and goodwill is concluded, preliminary values subject to change must be disclosed. The acquisitions are accounted for under the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated by total fair values of transferred assets, liabilities assumed on acquisition date from the former controlling shareholders of the acquiree and shares issued in exchange for control of the acquiree.

Amount recognized on acquisition	PinPag	Neemo	Humanus	Mercadapp	Total

Current Assets	19,747	320	3,501	640	24,208
Cash and cash equivalents	11,396	75	954	579	13,004
Trade accounts receivable	-	226	512	61	799
Other receivables	8,351	19	2,035	-	10,405

Non-current assets	75,817	9,739	3,833	3,802	93,191
Software (*)	10,210	2,139	3,072	2,821	18,242
Customer portfolio (*)	43,583	7,534	578	940	52,635
Brand	11,823	-	-	-	11,823
Immobilized	10,168	66	93	41	10,368
Intangible	33	-	90	-	123

Current liabilities	22,618	241	487	155	23,501
Suppliers	807	38	19	29	893
Labor obligations	187	91	421	86	785

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Taxes payable	1,847	112	44	31	2,034
Other liabilities	19,777	-	3	9	19,789

Non-current liabilities	-	-	4,225	269	4,494
Other payables	-	-	4,225	269	4,494

Fair value of acquired assets	95,564	10,059	7,334	4,442	117,399
Fair value of liabilities assumed	22,618	241	4,712	424	27,995
Total net identifiable assets	72,946	9.818	2,622	4,018	89,404

Consideration (**)	160,916	20,363	17,899	9,791	208,969

Goodwill on the transaction	87,970	10,545	15,277	5,773	119,565

(*) Allocation of identificable assets

(**) AVP net fair value.

5.6.	Assets acquired and liabilities assumed

On the date of completion of the preparation of these individual and consolidated financial information, the Company is in the process of reviewing and adjusting the determination of the fair value of the identifiable assets acquired and the liabilities assumed of the acquired companies in fiscal year 2020. It is estimated that this analysis will be concluded soon, as soon as Management has all the relevant information of the facts, not exceeding the maximum period of 12 months from the acquisition date.

Preliminary goodwill totaling to R$ 119,565 comprises future economic benefits stemming from synergies resulting from the acquisitions. Goodwill is expected to generate future tax benefits. (see note 14 – handling)

Since the date of acquisition date, the acquired companies contributed to the Company with revenues of R$ 59,413 and pre-tax income of R$ 16,342

6.	Cash and cash equivalents

	Parent company		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019

Cash and banks - denominated in the R$	129	16,371	25,334	50,526
Cash and banks - in foreign currency	-	-	9,831	17,448
Short-term financial assets (*)	15	16	10,397	7,924
Total (**)	144	16,387	45,562	75,898

(*) In the periods ended December 31, 2020 and December 31, 2019, there were no investments in foreign currency.

(**) The amounts presented include R$ 14,291 (R$ 9,502 on December 31, 2019) related to Linx Pay Meios de Pagamento Ltda and its subsidiaries.

Highly liquid short-term financial assets are promptly convertible into a known amount of cash and subject to a minimal risk of change of value.

Short-term financial investments refer mainly to the Interbank Deposit Certificate (CDI) remunerated at the rate of 54.51%.

The exposure of the Company and its subsidiaries to risk and the sensitivity analysis are disclosed in Note 29.

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7.	Financial assets

					Parent Company		Consolidated
Type	Name	Date of investment	Maturity	Index / Average yield rate	12/31/2020	12/31/2019	12/31/2020	12/31/2019

Domestic currency
Fund	Retail Renda Fixa Crédito Privado (***)	12/21/2018	Indefinite	(****)	370,087	632,341	454,751	774,257
Fund	Moving Tech Renda Fixa (***)	03/24/2020	Indefinite	(****)	102,217	100,132	102,231	100,136
Options	Box Options	02/28/2020	05/31/2021	106.44%	-	-	13,458	16,901
Fixed income	Others (*)	05/20/2019	09/01/2025	102.86%	-	-	16,805	9,034
Total domestic currency					472,304	732,473	587,245	900,328

Foreign currency
Other	Time Deposit	12/12/2019	02/10/2020	-	-	-	-	4,034
Total foreign currency					-	-	-	4,034

Total (**)					472,304	732,473	587,245	904,362

	Current assets				472,304	732,473	584,778	902,289
	Non-current assets				-	-	2,467	2,073

(*) The amounts presented include R$ 3,461 in financial investments pledged as collateral in Linx Pay Meios de Pagamentos Ltda operations and its subsidiaries

(**) The amounts presented include R$ 10.970 (R$ 9,007 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda and its subsidiaries.

(***) Represents the amount invested in the fund's quota.

(****) The indices of the securities that make up the portfolio of this fund are disclosed in the following table.

Below is the opening of the exclusive fund portfolio:

Name	Type	Code	Average	12/31/2020 Net value
Retail Renda Fixa Crédito Privado	Fixed Income	LTN Over	PRE	172,403
Retail Renda Fixa Crédito Privado	Fixed Income	LFT	SELIC	282,348
Moving Tech Renda Fixa	Investment fund	Other founds	PRE	71,835
Moving Tech Renda Fixa	Fixed Income	LFT	SELIC	30,396
Total (*)				556,982

Name	Type	Code	Average	12/31/2019 Net value

Retail Renda Fixa Crédito Privado	Fixed Income	LF	CDI D 105,5%	151,396
Retail Renda Fixa Crédito Privado	Fixed Income	LFS Eligible	CDI D 108,75%	5,541
Retail Renda Fixa Crédito Privado	Fixed Income	LFT	SELIC	120,333
Retail Renda Fixa Crédito Privado	Fixed Income	LTN Over	PRE	26,021
Retail Renda Fixa Crédito Privado	Investment fund	Other founds	-	470,966
Moving Tech Renda Fixa	Investment fund	Other founds	-	50,124
Moving Tech Renda Fixa	Fixed Income	LFT	SELIC	50,012
Total				874,393

(*) Represents the fund portfolio.

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Management’s policy is to substantially use these funds for punctual payments, such as acquisition of companies and payment of interest on own capital, not using funds invested in this account to cover operating cash flow needs.

The exposure of the Company and its subsidiaries to risk and the sensitivity analysis are disclosed in Note 29.

8.	Trade accounts receivable

	Consolidated
	12/31/2020	12/31/2019
Trade notes receivable:
Falling due	463,378	248,411
Overdue	25,633	27,243
	489,011	275,654

Trade notes receivable - abroad:
Falling due	8,395	12,247
Overdue	5,995	4,978
	14,390	17,225

Total (*)	503,401	292,879

(-) Estimated losses with doubtful accounts	(9,296)	(3,360)
(-) Adjustment to present value	(788)	(1,408)
	493,317	288,111

Current assets	477,217	276,626
Non-current assets	16,100	11,485

(*) The amounts presented include R$ 291,071 (R$ 96,026 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

Following is the net securities for the provision for losses and adjustment to present value:

	Consolidated
	12/31/2020		12/31/2019
	Duplicates receivable	Provision for losses	Duplicates receivable	Provision for losses

Falling due	471,773	(66)	260,658	(28)
Overdue (days):
1–30	9,363	(71)	18,978	(229)
31–60	4,700	(98)	2,375	(85)
61–90	4,268	(128)	3,870	(207)
91–180	5,435	(1,071)	4,684	(496)
More than 181	7,862	(7,862)	2,314	(2,314)
	503,401	(9,296)	292,879	(3,360)

The Company and its subsidiaries forms Estimated losses with doubtful accounts considering the history of losses per due date, which the Company and its subsidiaries consider sufficient to cover any losses. The Company and its subsidiaries also recognize a provision for the expected losses in trade accounts receivable that comprise outstanding accounts receivable base. Management believes that risk related to general trade accounts receivable is minimized by the fact that the breakdown of the clients of the Company and its subsidiaries to be diluted.

The changes in this provision in the consolidated is shown as follows:

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	Consolidated
Changes in doubtful accounts	12/31/2020	12/31/2019

Opening balance	(3,360)	(4,215)
Addition of provision	(10,168)	(5,551)
Use/reversal	4,232	6,406
Closing balance	(9,296)	(3,360)

9.	Recoverable taxes

	Parent company		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019

IR and CSLL to be recovered or withholding	9,999	5,975	33,279	20,263
ICMS	-	-	4,372	5,242
PIS and COFINS	-	-	1,320	1,367
Other (*)	-	-	3,072	942
	9,999	5,975	42,043	27,814

Current assets	9,999	5,975	37,702	22,648
Non-current assets	-	-	4,341	5,166

(*) It corresponds substantially to the recoverable balance of the software promotion law in the amount of R$ 1,018 (R$ 628 on December 31, 2019) of the company Napse.

10.	Related parties

10.1	Remuneration of key management personnel

Total key management personnel remuneration (8 administrators in 2020 and 2019,) for the periods ended December 31, 2020 and 2019 are summarized as follows:

	12/31/2020	12/31/2019
Short-term employee benefits
Payment of Directors’ fees	10,665	10,774
Share-based payments	5,805	19,794
	16,470	30,568

10.2	Balance sheet

In the period ended December 31, 2020, there are debit notes related to shared expenses between Linx Sistemas e Consultoria Ltda. and Linx S.A. companies in the amount of R$ 164

10.3	Income Statement

In the period ended December 31, 2020, there were shared expenses in the amount of R$ 16,156 (R$ 17,054 on December 31, 2019) and financial expenses related to interest on loans and services in the period R$ 980 (R$ 119 on December 31, 2019).

10.4	Interest on own capital

In the period ended December 31, 2019, interest on equity of Linx Sistemas was paid to Linx S.A in the amount of R$ 18,000.

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11.	Other receivables

	Parent company		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019

Advance to employees, vacation and 13th salary	-	-	14,054	16,706
Retentions for contingencies – Acquired (*)	-	-	15,184	13,193
Prepaid expenses - Services	120	-	12,737	7,464
Refunds with partners (**)	-		12,496	-
Refunds with business associate	-	-	9,698	-
Advance to suppliers	12	16	3,587	6,141
Other (***)	151	77	6,859	5,343
Total	283	93	74,615	48,847

Current assets	283	93	48,762	22,509
Non-current assets	-	-	25,853	26,338

(*) Refers to contingent portions of companies Direção, Spress, Rezende, Liderança, Quadrant, CSI, LZT, BR Coelho, Big Automação, Intercamp, Percycle, Itec Informática, DCG, Napse, Millennium and Hiper, according to acquisition contracts.

(**) Related the refunds with business associate on sub-acquiring operation of the Linx Pay Meios de Pagamento Ltda.

(***) These amounts include other receivables and guarantee deposits from Napse in the value of R$ 2,636 (R$ 3,527 as of December 31, 2019)

12.	Investments

12.1	Investments in direct subsidiaries

	Linx Sistemas	Linx Telecomunicações	Total

Interest	99.99%	99.99%

Balances at December 31, 2018	979,389	7,911	987,300
Equity in net income of subsidiaries	33,778	1,618	35,396
Capital increase	-	2,500	2,500
Accumulated translation adjustment	(3,364)	-	(3,364)
Post-employment benefit	63	-	63
Effect of update hyperinflation	2,263	-	2,263
Stock option plans	22,204	-	22,204
Balances at December 31, 2019	1,034,333	12,029	1,046,362

Equity in net income of subsidiaries	(73,048)	2,755	(70,293)
Capital increase	145,000	-	145,000
Accumulated translation adjustment	3,033	-	3,033
Post-employment benefit	(117)	-	(117)
Effect of update hyperinflation	3,612	-	3,612
Stock option plans	6,047	-	6,047
Balances at December 31, 2020	1,118,860	14,784	1,133,644

12.2	Information on direct subsidiaries

53

	Linx Sistemas	Linx Telecomunicações	Total

Balances at December 31, 2020

Interest	99.99%	99.99%

Current assets	808,863	14,773	823,636
Non-current assets	1,480,941	5,120	1,486,061
Total assets	2,289,804	19,893	2,309,697

Current liabilities	693,339	5,109	698,448
Non-current liabilities	477,605	-	477,605
Total liabilities	1,170,944	5,109	1,176,053

Shareholders' equity	1,118,860	14,784	1,133,644

Revenues	1,018,024	24,255	1,042,279
Expenses	(1,091,072)	(21,500)	(1,112,572)
Net income (loss)	(73,048)	2,755	(70,293)

13.	Property, plant and equipment

	Residual
	Computers and electronics	Vehicles	Furniture and fixtures	Facilities, machinery and equipment	Leasehold improvements	Asset under development	Real Estate	Land and others	Total
Net value 12/31/2019	21,611	4,308	9,629	19,668	23,433	-	2,546	1,006	82,201

Balance on 12/31/2020
Cost	117,051	8,179	9,919	23,830	44,144	998	3,350	1,006	208,477
Accumulated depreciation	(58,901)	(4,098)	(3,668)	(9,719)	(22,097)	-	(937)	-	(99,420)
Net value (*)	58,150	4,081	6,251	14,111	22,047	998	2,413	1,006	109,057

(*) The amounts presented include R$ 31,028 (R$ 4,449 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda and its subsidiaries

Transactions in property, plant and equipment balances are described below:

	Cost
	Computers and electronics	Vehicles	Furniture and fixtures	Facilities, machinery and equipment	Leasehold improvements	Asset under development	Real Estate	Land and others	Total

Balance on 12/31/2018	44,908	9,580	14,420	35,179	37,887	-	3,350	1,006	146,330
Addition	13,000	1,729	1,452	1,551	1,256	2,267	-	2	21,257
Addition - acquisition	1,001	-	666	403	454	-	-	-	2,524
IAS 29	179	10	15	-	652	-	-	-	856
Write-offs	(818)	(1,574)	(106)	(323)	(560)	-	-	(2)	(3,383)
Transfers	-	-	-	-	2,267	(2,267)	-	-	-
Balance on 12/31/2019	58,270	9,745	16,447	36,810	41,956	-	3,350	1,006	167,584
Addition (*)	38,801	1,694	1,667	3,009	2,754	998	-	-	48,923
Addition - acquisition	15,621	84	163	49	16	-	-	-	15,933
IAS 29 (**)	(573)	(36)	(23)	(21)	(96)	-	-	-	(749)
Write-offs	(5,016)	(3,333)	(4,224)	(10,667)	(36)	-	-	-	(23,276)
Transfers	9,937	13	(4,145)	(5,344)	(371)	-	-	-	90
Foreign exchange	11	12	34	(6)	(79)	-	-	-	(28)
Balance on 12/31/2020	117,051	8,179	9,919	23,830	44,144	998	3,350	1,006	208,477

(*) In the statement of cash flow, only additions with cash disbursement are being considered as investment activities on the amount of R$ 44,446.

(**) Amounts related to update of IAS 29 (hyperinflation) in Napse Argentina

54

	Accumulated depreciation
	Computers and electronics	Vehicles	Furniture and fixtures	Facilities, machinery and equipment	Leasehold improvements	Real Estate	Total

Balance on 12/31/2018	(31,381)	(4,772)	(5,341)	(13,949)	(15,945)	(669)	(72,057)
Addition	(5,541)	(1,811)	(1,316)	(3,220)	(2,701)	(135)	(14,724)
Addition - acquisition	(414)	-	(178)	(96)	(41)	-	(729)
Write-offs	677	1,146	17	123	164	-	2,127
Balance on 12/31/2019	(36,659)	(5,437)	(6,818)	(17,142)	(18,523)	(804)	(85,383)
Addition (*)	(15,560)	(1,601)	(1,578)	(3,875)	(3,239)	(133)	(25,986)
Addition - acquisition	(5,420)	(74)	(56)	(12)	(7)	-	(5,569)
Write-offs	4,228	3,021	3,419	7,272	36	-	17,976
Transfers	(5,461)	2	1,395	4,040	(390)	-	(414)
Foreign exchange	(29)	(9)	(30)	(2)	26	-	(44)
Balance on 12/31/2020	(58,901)	(4,098)	(3,668)	(9,719)	(22,097)	(937)	(99,420)

Annual depreciation rate	20%	20%	10%	10%	10%	4%

Based on the annual impairment test of the assets of the Company and its subsidiaries, prepared with the projections made on the financial statements as of December 31, 2020 and 2019, growth perspectives and operating income (loss) for the years ended December 31, 2020 and 2019, no losses or indicative losses were identified, since the value in use is higher than the net book value at the valuation date. The assumptions used are disclosed in Note 14.1. Additionally, for the base date of December 31, 2020, the Company assessed the circumstances that could indicate the impairment of its non-financial assets due to the Covid-19 scenario and concluded that there were no changes in the circumstances that would indicate an impairment loss. .

14.	Intangible

	Residual
	Software (i)	Software development (ii)	Software developed (iii)	Software development – capitalized interest	Brands acquired	Technology- acquisitions	Client portfolio - acquisitions	Goodwill	Other	Total
Balance on 12/31/2019	47,187	22,729	38,989	12,455	41,162	39,471	79,761	727,558	2	1,009,314

Balance on 12/31/2020
Cost	96,380	32,789	248,638	32,521	58,042	162,593	210,944	847,486	2	1,689,395
Accumulated amortization	(60,169)	-	(177,477)	(11,999)	(8,323)	(118,836)	(102,643)	-	-	(479,447)
Net value (*)	36,211	32,789	71,161	20,522	49,719	43,757	108,301	847,486	2	1,209,948

(*) The amounts presented include R$ 167,683 (R$ 9,841 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

(i) Software acquired for use by the company employees and for software development routines

(ii) Software under development that is not yet being marketed

(iii) Development of software under an innovation process that has already been marketed

55

Transactions in intangible asset balances are described below:

	Cost
	Software (i)	Software development (ii)	Software developed (iii)	Software development – capitalized interest	Brands acquired	Technology- acquisitions	Client portfolio - acquisitions	Goodwill	Other	Total

Balance on 12/31/2018	66,883	15,633	157,837	8,786	46,188	129,377	137,177	607,446	3	1,169,330
Addition	28,316	7,096	31,017	11,783	-	-	-	1,843	-	80,055
Addition - acquisition	1,165	-	-	-	11	-	-	-	-	1,176
Business combination	-	-	-	-	-	14,358	21,182	118,269	-	153,809
IAS 29	768	-	-	-	-	-	-	-	-	768
Write-offs	(1,852)	-	-	-	-	-	(91)	-	(1)	(1,944)
Balance on 12/31/2019	95,280	22,729	188,854	20,569	46,199	143,735	158,268	727,558	2	1,403,194
Addition (*)	10,201	24,703	36,621	11,955	-	-	667	355	-	84,502
Addition - acquisition	110	-	-	-	20	-	-	-	-	130
Business combination (**)	-	-	-	-	11,823	18,242	52,635	119,565	-	202,265
IAS 29 (***)	225	-	-	-	-	-	-	-	-	225
Write-offs	(263)	(150)	(14)	(3)	-	-	-	-	-	(430)
Transfers	(8,693)	(14,493)	23,177	-	-	616	(626)	8	-	(11)
Foreign exchange	(480)	-	-	-	-	-	-	-	-	(480)
Balance on 12/31/2020	96,380	32,789	248,638	32,521	58,042	162,593	210,944	847,486	2	1,689,395

(i) Software acquired for use by the company employees and for software development routines

(ii) Software under development that is not yet being marketed

(iii) Development of software under an innovation process that has already been marketed

(*) In the cash flow statement, only additions that had a cash disbursement in the amount of R$ 80,778 are considered as investment activities
(**) Amounts related to goodwill, customer portfolio, brands and technology in the acquisitions of the companies PinPag, Neemo, Humanus and Mercadapp in fiscal year 2020

(***) Amounts related to update of IAS 29 (hyperinflation) in Napse Argentina

	Accumulated amortization
	Software (i)	Software developed (ii)	Software development – capitalized interest	Brands acquired	Technology- acquisitions	Client portfolio - acquisitions	Total

Balance on 12/31/2018	(35,370)	(121,663)	(4,728)	(4,076)	(90,404)	(63,455)	(319,696)
Addition	(14,030)	(28,202)	(3,386)	(961)	(13,860)	(15,052)	(75,491)
Addition - acquisition	(450)	-	-	-	-	-	(450)
Write-offs	1,757	-	-	-	-	-	1,757
Balance on 12/31/2019	(48,093)	(149,865)	(8,114)	(5,037)	(104,264)	(78,507)	(393,880)
Addition	(12,894)	(27,621)	(3,886)	(3,286)	(14,572)	(24,136)	(86,395)
Addition - acquisition	(7)	-	-	-	-	-	(7)
Write-offs	-	9	1	-	-	-	10
Transfers	531	-	-	-	-	-	531
Foreign exchange	294	-	-	-	-	-	294
Balance on 12/31/2020	(60,169)	(177,477)	(11,999)	(8,323)	(118,836)	(102,643)	(479,447)

Annual rate of amortization	10–20%	33%	33%	10–20%	10–20%	20–50%

(i) Software purchased for use by company employees and software development routines

(ii) Software development under an innovation process that has already been commercialized

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14.1.	Goodwill impairment testing

The Company and its subsidiaries evaluated the recovery of the book value of goodwill using the concept of the value in use, using the discounted cash flow methodology.

The goodwill balance is recorded in the Linx Software and Linx Pay Meios de Pagamento Ltda segments and its subsidiaries, which consider the cash generating unit in which the goodwill is evaluated for recoverable value testing purposes. The process of determining the value in use involved the use of assumptions, judgments and estimates about cash flows, such as revenue growth rates, costs and expenses, estimates of future investments and working capital, and discount rates. The assumptions about growth projections, cash flow were based on management estimates, market studies and macroeconomic projections. Future cash flows were discounted based on the weighted average capital cost rate (Weighted Average Capital Costs - CCMP).

Consistent with the economic evaluation techniques, the evaluation of the value in use was carried out for a period of 5 years, and from then on, considering the perpetuity of the premises in view of the ability to continue the business indefinitely. The Administration considered it appropriate to use the 5-year period based on its past experience in preparing the projections of its cash flow. This understanding is in accordance with paragraph 35 of CPC 01 (R1) - Reduction of recoverable asset value.

The growth rate used to extrapolate the projections beyond the 5-year period was 3.5% in 2020 (5.5% in 2019) for the Linx Software and Linx Pay Meios de Pagamento Ltda and its subsidiaries, which refers to the growth of perpetuity corresponding to the long-term inflation expectation of the BCB (Central Bank of Brazil) plus 1% real growth. The estimated future cash flows were discounted at the discount rate before taxes of 11.78% in 2020 (13.69% in 2019), for Linx Software and 15.33% in 2020 for Linx Pay Meios de Pagamento Ltda and its subsidiaries, also in nominal amounts.

The annual inflation rate for the projected flow period was 3.00% in 2020 (3.52% in 2019) for the Linx Software and Linx Pay Meios de Pagamento Ltda and its subsidiaries.

The key assumptions were based on the historical performance of the Company and its subsidiaries and on reasonable and substantiated macroeconomic assumptions based on financial market projections, documented and approved by the Company's Management.

Based on the annual recovery test of the intangible assets of the Company and its subsidiaries, prepared with the projections made on the financial statements of December 31, 2020 and 2019, growth prospects and operating results during the years ended December 31, 2020 and 2019, no losses or indications of losses were identified, since the value in use is greater than the net book value at the date of the evaluation.

The calculation of the value in use is mainly impacted by the following assumptions:

Revenue growth: Linx Software's revenue is based on observing the historical behavior of each revenue line, as well as trends based on market analysis. The revenue projections refer between the lines of non-recurring lines (consulting in implementation and royalties

57

for the use of their licenses), and recurring (contractual - referring to the collection of maintenance fee of systems with annual adjustment forecast).

The revenue of Linx Pay Meios de Pagamento Ltda and its subsidiaries is based on financial transaction intermediation services between acquirers and financial institutions.

The segments considered an annual growth between 8% and 14% for Linx Software and 22% and 37% for Linx Pay Meios de Pagamento Ltda for the next 5 years.

The costs of the Linx Software and Linx Pay Meios de Pagamento Ltda and its subsidiaries come from expenses with development and implementation of systems and expenses with connectivity

Volume the Capex: CAPEX investment needs have been designed in line with historical indices and sufficient to support the growth of operations.

Discount rates: risk assessment in the current market. The calculation of the discount rate is based on company-specific circumstances and is derived from:

Weighted average capital costs (CCMP): which takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Company's investors. The cost of debt is based on interest income financing that the Company and its subsidiaries are required to honor.

Financial asset pricing model (CAPM): which takes into account the sensitivity of the asset to non-diversifiable risk (also known as systemic risk or market risk), represented by the variable known as beta index or beta coefficient (β), as well as the expected return of the market and the expected return of a theoretically risk-free asset

14.2.	Software development

The activity of the subsidiary Linx Sistemas e Consultoria Ltda. assumes the continuous development of new systems and applications aimed at increasing the range of options to the current clients and potential new clients, in view of the increasing market demand for computerized solutions for the businesses in general. In this context, several projects intended for client systems and applications are being developed. The amounts recorded in intangibles correspond to portion of the cost of the project development department, determined based on the number of hours of the respective employees. Each project is amortized as from the moment the asset is available for use for an average period of three years, which is management’s estimate of the expected period of financial return of the projects. The amortization of software developed for internal application was recorded in general and administrative expenses and amortization of software developed for customer use was recorded in cost of services.

In the year ended December 31, 2020, the amount of R$ 111,059 (R$ 93,070 on December 31, 2019) was recognized in income (loss) in the consolidated financial statements, and was related to research and maintenance of the developed software.

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15.	Right of use

	Right of use	Equipment	Cloud (*)	Total
Balance on January 1, 2019	90,924	872	10,394	102,190
Addition	14,269	4,629	54,099	72,997
Amortization	(10,895)	(284)	(18,266)	(29,445)
Write-offs	(20,816)	(37)	(850)	(21,703)
Balance on 12/31/2019	73,482	5,180	45,377	124,039
Addition (***)	19,403	-	4,213	23,616
Amortization (**)	(12,864)	(1,009)	(31,568)	(45,441)
Write-offs	(384)	-	-	(384)
Exchange variation	(175)	-	-	(175)
Balance on 12/31/2020	79,462	4,171	18,022	101,655

(*) Rental of cloud space

(**) Average annual depreciation rate 10 to 33%

(***) The Company and its subsidiaries applied exceptions to the standard for short-term and low-value contracts, recorded in rental expenses in the amount of R$ 502 on December 31, 2020

16.	Loans and financing

					Consolidated
Type	Charges	Effective rate	Maturity	Covenants	12/31/2020	12/31/2019

Loan - BNDES	IPCA + 3.10% p.a. + Spread 1.37% p.a	7.873% p.a.	12/15/2027	16.1 (a)	262,036	147,585
Loan - BNDES	TJLP + 1.67% p.a.	6.705% p.a.	02/15/2021	16.1 (b)	10,118	31,078
Loan - BNDES	TJLP + 1.96% p.a.	7.000% p.a.	03/15/2022	16.1 (c)	23,820	30,945
Loan - Itaú	TJLP + 7.20% p.a.	12.464% p.a.	-		-	165
					295,974	209,773

Current liabilities					69,775	40,836
Non-current liabilities					226,199	168,937

Prevailing loan contracts do not have assets pledged in guarantee.

The amount classified in non-current liabilities will be paid as follows:

	Consolidated
Period	12/31/2020	12/31/2019

2021	-	39,216
2022	43,804	24,474
2023	36,479	21,043
2024	36,479	21,043
2025	36,479	21,043
2026	36,479	21,043
2027	36,479	21,075
	226,199	168,937

Changes are shown below:

	Consolidated
	12/31/2020	12/31/2019

Previous balance	209,773	249,981
Funds from acquisition of subsidiaries	-	443

59

Loan and financing inflows	107,937	-
Financial charges	22,463	18,418
Financial charges paid	(13,854)	(16,896)
Payments of loans and financing	(30,345)	(42,174)
Total	295,974	209,773

16.1.	Covenants

(a)	BNDES loan raised on December 13, 2018 has covenant for early debt payment. The following indices should be determined on a half-annual basis in consolidated financial statements:

(i)	General Indebtedness / total assets: equal or less than 60%;
(ii)	Net debt / EBITDA: equal or less than 2.0.

In order to determine the indices, the following definitions and criteria should be adopted:

•	General indebtedness: Total current and non-current liabilities;

•	Net debt: The total balance of consolidated onerous debts of the Intervening Party, including: loans and financing; loans; issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market; and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Company, recorded in current and non-current liabilities, net of Cash and cash equivalents (cash and financial assets).

•	EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

In the hypothesis that levels established in the item VII of the Clause Nine (Obligations of the Intervening Parent Company) are not met, the Company must present, within 120 days counted as of notification date, in written, from BNDES, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, except if within that period, above mentioned levels were re-established.

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of December 31, 2020, there was no indication that the Company will not be able to fully comply with all the covenants in the reporting periods. According to the additive, the Company is not considered delinquent before BNDES in case of non-achievement of the contractually established economic and financial indicators for the year 2020.

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(b)	BNDES loan raised on October 28, 2014 has covenant for early debt payment. During the contractual period, two of the following ratios, calculated semi-annually in the consolidated statements, should be maintained:

(i)	General Indebtedness / total assets: equal or less than 60%;
(ii)	Net debt / EBITDA: equal or less than 2.0;
(iii)	EBITDA / Net operating revenue: equal or higher than 20%.

In order to determine the indices, the following definitions and criteria should be adopted:

•	EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

•	Net debt: balances of the consolidated onerous debts, including loans and financing; loans, issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market, and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Company, recorded in current and non-current liabilities, net of Cash and cash equivalents. In order to calculate this ratio, we will not consider the amounts classified as Accounts payable for the acquisition of subsidiaries in the balance sheet as Net Debt.

In the hypothesis that levels established in the contract are not met, the Company must present, within 180 days counted as of default date, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, or present a bank guarantee to be provided by the financial institution at BNDES criteria, and it is in financial economic situation assuring the degree of notorious solvency, the total amount of the debt, except if within that period, above mentioned levels were re-established.

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of December 31, 2020, there was no indication that the Company will not be able to fully comply with all the covenants in the reporting periods. According to the additive, the Company is not considered delinquent before BNDES in case of non-achievement of the contractually established economic and financial indicators for the year 2020

(c)	BNDES loan raised on December 11, 2015 has covenant for early debt payment. During the contractual period, two of the following ratios, calculated semi-annually in the consolidated statements, should be maintained:

(i)	General Indebtedness / total assets: equal or less than 60%;
(ii)	Net debt / EBITDA: equal or less than 2.0;
(iii)	EBITDA / Net operating revenue: equal or higher than 20%.

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In order to determine the indices, the following definitions and criteria should be adopted:

•        EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

•	Net debt: Balances of the consolidated onerous debts, including loans and financing; loans, issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market, and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Company, recorded in current and non-current liabilities, net of Cash and cash equivalents. In order to calculate this ratio, we will not consider the amounts classified as Accounts payable for the acquisition of subsidiaries in the balance sheet as Net Debt.

In the hypothesis that levels established in the contract are not met, the Company must present, within 180 days counted as of default date, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, or present a bank guarantee to be provided by the financial institution at BNDES criteria, and it is in financial economic situation assuring the degree of notorious solvency, the total amount of the debt, except if within that period, above mentioned levels were re-established.

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of December 31, 2020, there was no indication that the Company will not be able to fully comply with all the covenants in the reporting periods. According to the additive, the Company is not considered delinquent before BNDES in case of non-achievement of the contractually established economic and financial indicators for the year 2020.

17.	Lease payable

		Consolidated
	Rate	12/31/2020	12/31/2019

Lease of property	10.27%	89,708	76,995
Equipment rental	10.27%	2,535	4,975
Lease of cloud	8.73%	13,936	44,112
		106,179	126,082

Current liabilities		29,382	47,478
Non-current liabilities		76,797	78,604

Changes in lease liabilities payable are:

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	Lease of property	Equipment rental	Lease of cloud	Total liabilities from financing activities
Balance on January 1, 2019	90,924	872	-	91,796
Additions	14,913	4,784	46,457	66,154
Write-offs	(22,649)	(32)	(199)	(22,880)
Payments	(14,445)	(618)	(3,782)	(18,845)
Interest restatement	8,304	(31)	1,335	9,608
Exchance variation	(52)	-	301	249
Balance at 12/31/2019	76,995	4,975	44,112	126,082
Additions	21,068	-	4,568	25,636
Write-offs	(404)	-	-	(404)
Payments	(16,032)	(2,742)	(38,477)	(57,251)
Interest restatement	7,467	302	1,686	9,455
Exchance variation	614	-	2,047	2,661
Balance at 12/31/2020	89,708	2,535	13,936	106,179

As at December 31, 2020, leases have average payment term of 3.5 years (December 31, 2019 – 5.4 years).

The amount classified in non-current liabilities will be paid as follows:

	Consolidated
Period	12/31/2020	12/31/2019

2021	-	26,487
2022	20,878	16,398
2023	20,878	16,398
2024	12,539	8,777
2025	11,734	8,777
2026	11,734	8,777
2027	11,734	8,777
2028	11,734	8,777
2029	737	687
Lease payment	101,968	103,855
Financial charges	(25,171)	(25,251)
Present value of lease payments	76,797	78,604

18.	Labor liabilities

	Parent company		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019

Provision for vacation, 13th salary and payroll charges	-	-	32,460	32,415
INSS payable	39	20	9,582	7,523
Provision for profit sharing	-	-	7,471	5,426
FGTS payable	-	-	3,562	2,584
Salaries payable	-	-	2,685	1,901
Other (*)	103	-	9,994	3,208
	142	20	65,754	53,057

Current liabilities	39	20	63,067	51,080
Non-current liabilities	103	-	2,687	1,977

(*) It corresponds substantially to the provision for overtime, wages and Napse social charges.

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19.	Accounts payable from acquisition of subsidiaries

Accounts payable from the acquisitions of subsidiaries refer to amounts due to the previous owners for the acquisition of shares or quotas representing the capital of these companies. Debts are restated under contractual clauses and mature as follows:

	Consolidated
	12/31/2020	12/31/2019

Installments not subject to restatement (*)	65,122	57,246
Installments subject to restatement based on the change of IPCA	21,441	12,666
Napse installments subject to restatement based on exchange-rate change and LIBOR.	10,325	16,960
Installments subject to restatement based on the change of IGPM	10,162	8,253
Installments subject to restatement based on the change in the CDI rate	944	284
Adjustment to present value (**)	(7,208)	(12,340)
	100,786	83,069

Current liabilities	57,346	43,432
Non-current liabilities	43,440	39,637

(*) Amounts related to fixed monthly contractual installments and estimated of earn-outs (reviewed on annual basis)

(**) Amounts related to the APV on the fixed monthly contractual installments and earn-outs

The amount classified in non-current liabilities will be amortized following the schedule below:

	Consolidated
Period	12/31/2020	12/31/2019

2021	-	23,691
2022	30,192	11,715
2023	5,739	4,231
2024	2,118	-
2025	5,391	-
	43,440	39,637

Of total amount payable on December 31, 2020, R$ 99,993 is related to contingent consideration (R$ 83,032 as of December 31, 2019). The Company and its subsidiaries expect to fully settle amounts related to contingent considerations, and there were no significant changes in expectations in relation to prior year. The fair value of these obligations also considered a market interest rate (Selic). Fair value hierarchy of contingent consideration is classified as level 3 (Note 29.7).

The changes in the consolidated are shown as follow:

	Consolidated
	12/31/2020	12/31/2019

Previous balance	83,069	112,487
Addition due to acquisition (*)	57,611	54,723

64

Payment of principal/financial charges paid	(42,609)	(48,093)
Update of financial charges/ Adjustment in present value	14,080	11,108
Contingencies (**)	(725)	(7,773)
Write-offs Earn-Out (***)	(10,640)	(39,383)
	100,786	83,069

(*) Additions for acquisitions being PinPag R$ 35,917, Neemo R$ 5,999, Humanus R$ 5,525, Millenium R$ 4,250, MercadApp R$ 3,292 Seta R$884, Hiper R$ 872 and Napse 872

(**) Contingencies arising from the acquired companies, offset by the amounts that the Company and its subsidiaries have to pay to former management

(***) The amounts refer to reversal of unachieved Earn-out goals of the acquirees Sback, Synthesis, Único, Hiper, PinPag and ITEC

20.	Deferred revenue
	Consolidated
	12/31/2020	12/31/2019

Revenue from services (*)	17,830	18,457
Revenue from royalties (**)	8,837	24,337
	26,667	42,794

Current liabilities	23,938	36,360
Non-current liabilities	2,729	6,434

(*) It is related to hours contracted by the clients for rendering of services, recognition is carried out after provision of service and write-off of service card.

(**) Refers to balances of software contracts’ (royalties) deferral deriving from first-time adoption of IFRS 15/CPC 47 and subsequent changes.

21.	Income tax and social contribution

21.1.	Income tax and social contribution expense

	Parent company		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019

Current tax
Current tax on income for the year	-	10	(11,551)	(11,394)

Deferred tax
Deferred tax on income for the year	4,703	(1,880)	15,277	(13,663)

Income tax and social contribution expense	4,703	(1,870)	3,726	(25,057)

The reconciliation between the tax expense as calculated by the combined nominal rates and the income tax and social contribution expense charged to income (loss) is presented below:

	Parent company		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019

Income (loss) before income tax and social contribution	(84,777)	40,746	(83,800)	63,933

Rate income tax and social contribution	34%	34%	34%	34%

Income tax and social contribution at the rate of 34%	28,824	(13,854)	28,492	(21,737)

Permanent differences
Equity in net income of subsidiaries	(23,900)	12,034	-	-
Law 11196/05 (Research and Development incentive)	-	-	-	718
Payment of interest on own capital	-	-	-	-
Unrecognized tax credit	-	-	-	385

65

Gifts, fines and nondeductible expenses	-	(60)	(19,209)	(486)
Overseas earnings	-	-	(1,041)	(3,318)
Income tax and social contribution determined by the deemed income	-	-	(624)	(110)
Effects of tax rates of foreign subsidiaries	-	-	(2,146)	(279)
Other net differences	(221)	10	(1,746)	(230)

Income tax expense for effective rate	4,703	(1,870)	3,726	(25,057)

Effective rate	-	4,59%	-	39,19%

21.2.	Deferred taxes

Deferred income tax and social contribution are recorded so as to reflect future tax effects on temporary differences existing between assets and liabilities tax base and the corresponding carrying amount.

Temporary deferred income tax and social contribution are as follows:

	Parent company		Consolidated
Assets	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Deferred IR/CS on tax loss and negative basis	6,537	1,665	9,325	1,665
Stock option plan	386	555	490	555
Inc. tax and soc. contr. on foreign companies	-	-	283	841
Estimated losses with doubtful accounts	-	-	296	-
Deferred income tax/social contribution on first-time adoption of IFRS 9 and IFRS 15	-	-	16	12
Provision for adjustment to present value	-	-	423	284
Amortization software of entities not incorporated	-	-	636	-
Amortization accounts receivable of entities not incorporated	-	-	1,772	-
Amortization of brand acquired of entities not incorporated	-	-	737	-
Other Provisions	-	-	913	-
Total deferred income tax and social contribution, net (assets)	6,923	2,220	14,891	3.357

	Consolidated
Liabilities	12/31/2020	12/31/2019

Deferred income tax and social contribution on accounting and tax goodwill	(126,813)	(97,593)
Deferred income tax/ social contribution assets identified in acquisitions	(20,143)	(25,092)
Deferred income tax/social contribution on first-time adoption of IFRS 9 and IFRS 15	2,999	8,228
Deferred income tax and social contribution on IFRS 16/CPC 06 (R2)	4,489	3,538
Inc. tax and soc. contr. on foreign companies	(649)	(705)
Deferred IR/CS on tax loss and negative basis	34,164	7,138
Estimated losses with doubtful accounts	1,767	108
Provision of benefits to employees	551	446
Provision for contingencies	3,888	1,779
Provision for adjustment to present value	2,1029	4,678
Stock option plan	10,884	9,925

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Provision for profit sharing and gainsharing, bonus, collective bargaining and overtime	4,569	2,102
Other provisions	850	1,242
Total deferred income tax and social contribution, net (liabilities)	(81,415)	(84,206)

21.3.	Recoverability of income tax and social contribution loss carryforward

	Expectation realization
Year	Parent company	Consolidated
2021	995	4,703
2022	1,027	6,016
2023	920	7,577
2024	797	13,292
2025	730	21,422
2026	688	28,265
2027	557	2,458
2028	486	486
2029	413	413
2030	310	309
Total	6,923	84,941

22.	Other liabilities

	Parent company		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019

Interest on prepayment for assignment of receivables	-	-	-	5,207
Client resources	-	-	9,698	-
Accounts payable to purchasers	-	-	1,087	-
Advance of clients	36	36	2,426	1,590
Post-employment benefit	-	-	1,619	1,311
Installment payment of taxes and contribution	-	-	320	619
Other (**)	416	1,034	12,479	5,691
Total (*)	452	1,070	27,629	14,518

Current liabilities	452	1,070	19,482	9,549
Non-current liabilities	-	-	8,147	4,869

(*) The amounts presented include R$ 10,857 (R$ 5,266 on December 31, 2019) related to Linx Pay Meios de Pagamentos Ltda and its subsidiaries.

(**) Corresponds substantially to other liabilities of Napse in the amount of R$ 2,384 (R$ 3,584 as of December 31, 2019) and various advances to Linx Sistemas in the amount of R$ 6,145 (R$ 54 as of December 31, 2019).

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23.	Shareholders' equity

23.1 Capital

The Company is authorized to increase capital by up to R$1,000,000, regardless of its Bylaws’ reform, following the Board of Directors’ decision.

Capital is solely represented by common shares and each of them corresponds to a vote in Shareholders’ Meeting decisions.

Board of Directors is the competent body to decide on issuances and will determine issuance conditions, subscription, payment form and deadline, price per share, placement form (public or private) and its distribution in Brazil and/or abroad.

At the criteria of the Board of Directors, the share issue may be made, without right of preference or with a reduction of the time frame addressed by article 171, §4 of Law 6404, dated December 15, 1976, as amended (“Corporation Law”) of shares and debentures that are convertible into shares or a subscription bonus, the flotation of which is made through a sale on the stock exchange or by public subscription, or even through an exchange for shares in a takeover bid, in the terms established in law, within the limits of the authorized capital.

Capital is represented by authorized, subscribed and fully paid-up shares with no par value and is divided as follows:

	December 31, 2020		December 31, 2019
	Shares	%	Shares	%
Founding shareholders	25,291,783	13.35%	26,982,764	14.24%
Stones Participações S.A.	21,580,000	11.39%	-	-
Morgan Stanley	13,417,368	7.10%	-	-
GIC Private Limited.	-	-	18,900,432	9.98%
Absolute Gestão de Investimentos Ltda	9,703,700	5.12%	-	-
Genesis Asset Managers	-	-	10,124,454	5.35%
BlackRock Inc.	-	-	9,950,316	5.25%
Treasury shares	13,715,737	7.24%	9,869,772	5.21%
Other	105,700,372	55.80%	113,581,222	59.97%
	189,408,960	100%	189,408,960	100%

Capital	645,447		645,447

Treasury shares

On March 9, 2020, the opening of a Company Share Buyback program was approved, aiming to maximize the generation of shareholder value through an efficient management of the capital structure, through the acquisition of common shares of its own issue, to remain in treasury, bonus or subsequent sale in the market, cancellation, without reducing the Company's capital, in compliance with the disposed of paragraph 1 of article 30 of the Corporation Law, and in the rules set forth in ICVM 567/2015 and may also serve the exercise of the restricted share programs and eventually stock option programs.

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For this new Share Buyback program, the Company may, at its exclusive criteria and under of the terms of the Buyback Program, to acquire up to 8,100,000 (eight million and one hundred thousand) common shares, registered, book-entry and without par value, issued by the Company, corresponding to up to 4.28% of the total shares issued by the Company and up to 4.51% of the Outstanding Shares.

In the period ended December 31, 2020, the amount of treasury shares is R$ 299,856 (R$ 225,954 on December 31, 2019).

23.2    Capital reserves

The capital reserve is set up as follows:

	12/31/2020	12/31/2019

Goodwill in capital subscription (a)	1,222,025	1,222,025
Profit or Loss on the Sale of Treasury Shares	(4,592)	-
Stock option plan (Note 29)	32,278	39,737
Expenditures with issuance of shares (b)	(96,157)	(96,157)
	1,153,554	1,165,605

(a)	In compliance with 6,404/76, the issue price of the shares without par value may be allocated as part of the capital reserve. On September 26, 2019, based on the global offering of shares, there was a goodwill on capital subscription of R$ 682,454.
(b)	In conformity with Pronouncement IFRS 9/CPC 48 – Financial instruments, transaction costs incurred on funding through issuance of new shares were recorded separately as a reduction to shareholders' equity.

23.3	Legal reserve

It is formed of 5% of net income for the fiscal year, in conformity with article 193 of Law No. 6,404/76, up to the limit of 20% of the capital.

For the year ended December 31, 2020, pursuant to paragraph 1 of article 193 of Law 6404/76, the Company did not set up a legal reserve, as the capital reserve amount exceeded the percentage of 30% of capital.

23.4	Dividends

The Company's Bylaws establish a minimum dividend of 25%, calculated on annual net income, adjusted as provided for in article 202 of Law No. 6,404 / 1976.

For the years ended December 31, 2020, the company did not distribute dividends (R$ 20,000 on December 31, 2019).

24.	Provision for contingencies

The Company and its subsidiaries are parties (defendants) to judicial and administrative proceedings in various courts and governmental agencies, arising from the normal course of operations, involving tax, labor, civil and other issues.

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At December 31, 2020, Management, based on information provided by its legal advisors, keep a provision amounting to R$ 28,929 (R$ 19,588 at December 31, 2019).

	Consolidated
Change	Labor	Civil	Tax	Total
Balance at December 31, 2018	6,391	1,022	3,547	10,960
Additions	4,013	1,256	198	5,467
Write-offs	(2,115)	(749)	-	(2,864)
Restatement	151	98	-	249
Acquisition of additions	1,392	-	4,297	5,689
Restatement of additions	(629)	-	716	87
Balance at December 31, 2019	9,203	1,627	8,758	19,588
Additions	2,104	1,300	5,557	8,961
Write-offs	(2,305)	(748)	(324)	(3,377)
Restatement	424	196	1	621
Acquisition of additions	3,136	-	-	3,136
Balance at December 31, 2020	12,562	2,375	13,992	28,929

There are other lawsuits evaluated by legal advisors as being a possible risk in the amount of R$ 58,987 as of December 31, 2020 (R$ 62,887 as of December 31, 2019), for which no provision has been formed and management does not believe at this time it is more likely than not that a present obligation exists at the end of the reporting period.

As a result of state government inspection procedures carried out in 2018, an infraction notice was drawn up based on the understanding that the Company would have performed rental of equipment and data center spaces in the period between January 2014 and December 2015, on the grounds that said operations would be telecommunication services and would, therefore, be subject to the levy of ICMS tax at the rate of 25%, plus a fine equivalent to 50% of the updated amount of said tax for the failure to issue tax documents in these operations. The restated amount for this lawsuit in the period ended December 31, 2020 is R$ 39,205 (R$ 38,387 on December 31, 2019) included in the position of possible risk aforementioned.

The possible contingencies of the acquired companies are guaranteed by the former owners according to contracts of purchase and sale. The Company and its subsidiaries have sufficient amounts held to meet these commitments, classified under other assets in the balance sheet, based on diligences carried out during the acquisition process.

25.	Net operating revenue

Below, we show the reconciliation between gross and net revenue presented in the statement of income for the period:

	Consolidated
	12/31/2020	12/31/2019
Gross operating revenue
Recurring revenue	866,569	759,128
Non-recurring revenue	140,956	145,563
	1,007,525	904,691

Sales deductions

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PIS	(6,227)	(5,483)
COFINS	(28,729)	(25,300)
ISS	(23,415)	(20,582)
INSS (Social security)	(36,126)	(32,967)
Other	(7,547)	(6,468)
Cancellations	(29,104)	(25,732)
	(131,148)	(116,532)

Total (*)	876,377	788,159

(*) The amounts presented include R$ 47,811 (R$ 18,902 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda.

The Company and its subsidiaries do not have clients that individually represents more than 2,2% of revenue for years ended December 31, 2020 and 2019.

Table below presents geographical information as required by IFRS 8/CPC 22 – information per segment.

	Geographical information
	12/31/2020	12/31/2019
Net revenue
In Brazil	833,535	747,344
Abroad	42,842	40,815
	876,377	788,159

Assets
In Brazil	2,637,939	2,527,352
Abroad	40,394	36,591
	2,678,333	2,563,943

Liabilities
In Brazil	1,036,342	755,440
Abroad	21,927	18,659
	1,058,269	774,099

26.	Costs
	Consolidated
	12/31/2020	12/31/2019
Type
Depreciation and amortization	(57,581)	(59,028)
Personnel	(150,676)	(146,077)
Outsourced services	(44,316)	(33,696)
Travel and accommodation	(1,681)	(4,964)
Expenses with link	(28,039)	(26,348)
Other	(969)	(2,002)
Total (*)	(283,262)	(272,115)

(*) The amounts presented include R$ 4,832 (659 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries

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27.	Expenses and other expenses / revenues

	Parent company		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Type
Other revenues	-	-	11,172	37,372
Personnel	(1,845)	(2,946)	(285,094)	(245,836)
Depreciation and amortization (**)	-	-	(102,528)	(60,633)
Outsourced services	(23,039)	(579)	(80,588)	(49,794)
Commissions	-	-	(49,926)	(38,334)
Expenses with link	-	-	(3,473)	(1,006)
Travel and accommodation	(59)	(6)	(3,314)	(8,935)
Advertising and publicity	(266)	-	(14,016)	(12,255)
Maintenance and preservation	-	-	(13,920)	(15,491)
Possible losses (***)	-	-	(55,852)	(5,768)
Rents	-	-	(5,810)	(3,680)
IT expenses	-	-	(1,850)	(2,820)
Other	(821)	(5,524)	(34,615)	(27,754)
	(26,030)	(9,055)	(639,814)	(434,934)

Function
Administrative and general expenses	(25,967)	(5,214)	(310,742)	(219,916)
Sales expenses	(46)	-	(158,927)	(144,735)
Research and maintenance of software developed	(17)	-	(111,059)	(93,070)
Other operating revenue (expenses)	-	(3,841)	(59,086)	22,787
Total (*)	(26,030)	(9,055)	(639,814)	(434,934)

(*) The amounts presented include R$ 100,607 (R$ 7,625 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries (**) The amount corresponding to the amortization of the right-of-use totals R$ 45,436

(***) R$ 39,975 refers to operating losses of Linx Pay Meios de Pagamento Ltda, see note 2.4 and R $ 6,654 to cancellations and chargebacks

28.	Financial income

	Parent Company		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Financial revenues
Interest on financial assets	12,643	18,243	16,342	36,928
Foreign exchange gain	217	4,759	10,926	17,906
Effect from IAS 29 adoption	-	-	218	3,791
Interest receivable	-	18,000	3,209	2,951
Discounts obtained	-	-	1,671	1,646
Prepayment of receivables revenue	-		6,105
Other revenues	-	451	6,207	6,881
	12,860	41,453	44,678	70,103

Financial expenses
Foreign-exchange losses	(635)	(23,457)	(22,730)	(37,621)
Liability interest	(2)	(156)	(13,036)	(10,569)
Discount granted	-	-	(18,699)	(10,265)
Interest on loans and financing	-	-	(9,839)	(7,593)
Tax on financial operations	(8)	(2,998)	(1,026)	(6,174)
Effect from IAS 29 adoption	-	-	(2,613)	(3,948)
			(7,189)
Other expenses (*)	(650)	(437)	(6,647)	(16,000)
	(1,295)	(27,048)	(81,779)	(87,280)

Financial results (**)	11,565	14,405	(37,101)	(17,177)

(*) Refers mainly to the realization of AVP on acquired companies and bank expenses

(*) The amounts presented include R$ 4,859 (R$ 2,128 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries

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29.	Financial risk management

The Company and its subsidiaries are exposed to the following risks from the use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

•   Operating risk

29.1	Credit risk

Credit risk is the possibility of financial loss of the Company and its subsidiaries if a client or a counterpart of a financial instrument fails to fulfill its contractual obligations arising mainly from trade accounts receivable and investments of its subsidiaries.

The exposure of the Company and its subsidiaries to credit risk is influenced, mainly, by the individual characteristics of each client. The Company and its subsidiaries established a credit policy whereby every new client has its credit capacity individually analyzed prior to the standard payment terms and conditions.

The Company and its subsidiaries have a very diversified client portfolio with low concentration level, and major client represents only 2,2% of recurring revenue.

The subsidiaries establish an estimated provision for losses that represents its estimate of losses incurred in relation to trade accounts receivable (See Note 8). The main component of this allowance is specific and related to significant individual risks.

On December 31, 2020, maximum exposure related to cash and cash equivalents, financial assets and accounts receivable.

	Parent company		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019

Cash and cash equivalents (note 6)	144	16,387	45,562	75,898
Financial assets (Note 7)	472,304	732,473	587,245	904,362
Trade accounts receivable (Note 8)	-	-	493,317	288,111
	472,448	748,860	1,126,124	1,268,371

29.2	Liquidity risk

Liquidity risk is the risk of the Company and its subsidiaries encountering difficulties in performing the obligations associated with its financial liabilities that are settled with cash

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payments or with another financial asset. The approach of the Company and its subsidiaries in liquidity management is to guarantee, as much as possible, that will always have sufficient liquidity to perform their obligations upon maturity, under normal and stress conditions, without causing unacceptable losses or with a risk of sullying the reputation of the Company and its subsidiaries.

The table below shows the maturity of financial liabilities contracted in details:

	Parent company
Operation	Up to 1 year	Up to 2 years	3–5 years	Total
Suppliers	1,712	-	-	1,712
Other liabilities (Note 22)	452	-	-	452
	2,164	-	-	2,164

	Consolidated
Operation	Up to 1 year	Up to 2 years	3–5 years	>5 years	Total

Suppliers	49,678	-	-	-	49,678
Loans and financing (Note 16)	69,775	-	116,762	109,437	295,974
Lease payable (Note 17)	29,382	-	54,295	47,673	131,350
Accounts payable for the acquisition of subsidiaries - Earn Outs (Note 19)	41,810	17,738	4,997	-	64,545
Accounts payable for the acquisition of subsidiaries – retained installments (Note 19)	14,740	16,133	10,579	-	41,452
Accounts payable for the acquisition of subsidiaries – Other (Note 19)	1,449	548	-	-	1,997
Other liabilities (Note 22)	270,100	3,755	4,392	-	278,247
	476,934	38,174	191,025	157,110	863,243

As amounts included in this table are non-discounted cash flows, they will not be reconciled to the amounts disclosed in the balance sheet for lease payable and accounts payable for acquisition of subsidiaries.

Typically, the Company and its subsidiaries ensure that they have sufficient cash at sight to cover expected operating expenses, including the compliance with financial obligations; this excludes the potential impact of extreme situations that cannot be reasonably foreseen, such as natural disasters.

29.3	Market risk

Interest rate and inflation risk: Interest rate risk derives from debt portion indexed to TJLP, TLP, IPCA, IGPM, CDI and LIBOR and from financial assets in CDI that may adversely affect financial revenues or expenses in case an unfavorable movement occurs in interest and inflation rates. This risk exposure as shown in the sensitivity analysis provided below.

29.4	Operating risk

Operating risk is the risk of direct or indirect losses arising from different causes related to the processes, personnel, technology and infrastructure of the Company and its subsidiaries, and external factors, except credit, market and liquidity risks, as those arising from legal and regulatory requirements and from generally accepted corporate behavior

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standards. The objective of the Company and its subsidiaries is to manage the operating risk and the service quality risk in order to avoid sustaining financial losses and harming the reputation of the Company and its subsidiaries.

29.5	Capital management

The policy of the Executive Board is to maintain a solid capital base to maintain the confidence of investors, creditors and market and the future development of the business. The Executive Board monitors returns on capital, which the Company defines as income (loss) from operating activities divided by total shareholders' equity. Executive Board also monitors the level of dividends to its shareholders.

29.6	Financial instruments’ analysis

There is a comparison below, by class of book and fair value of financial instruments of the Company and its subsidiaries.

	Parent company				Consolidated
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
	12/31/2020	12/31/2020	12/31/2019	12/31/2019	12/31/2020	12/31/2020	12/31/2019	12/31/2019

Financial assets
Cash and cash equivalents (note 6)	144	144	16,387	16,387	45,562	45,562	75,898	75,898
Financial assets (Note 7)	472,304	472,304	732,473	732,473	587,245	587,245	904,362	904,362
Trade accounts receivable (Note 8)	-	-	-	-	493,317	493,317	288,111	288,111
Other assets (Note 11)	283	283	93	93	74,615	74,615	48,847	48,847
Total	472,731	472,731	748,953	748,953	1,200,739	1,200,739	1,317,218	1,317,218

Financial liabilities
Suppliers	1,712	1,712	1,050	1,050	49,678	49,678	24,007	24,007
Loans and financing (Note 16)	-	-	-	-	295,974	295,974	209,773	209,773
Lease payable (Note 17)	-	-	-	-	106,179	106,179	126,082	126,082
Accounts payable for the acquisition of subsidiaries (Note 19)	-	-	-	-	100,786	100,786	83,069	83,069
Other liabilities (Note 22)	452	452	1,070	1,070	278,247	278,247	94,854	94,854
Total	2,164	2,164	2,120	2,120	830,864	830,864	537,785	537,785

Amounts of these instruments recognized in the balance sheet do not significantly differ from their fair values.

•	Trade accounts receivable and suppliers approximate their respective book value mostly due to the short-term maturity of these instruments.

•	Loans and financing, leases and accounts payable due to acquisitions are contractually restated and represent the balance to be paid on the date of settlement of the contractual obligations.

Financial instruments per category:

	Parent company
	12/31/2020		12/31/2019
	Fair value through profit or loss	Amortized cost	Fair value through profit or loss	Amortized cost
Financial assets
Cash and cash equivalents (note 6)	15	129	16	16,371

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Financial assets (Note 7)	472,304	-	732,473	-
Other receivables (Note 11)	-	283	-	93
	472,319	412	732,489	16,464
Financial liabilities
Suppliers	-	1,712	-	1,050
Other liabilities (Note 22)	-	452	-	1,070
	-	2,164	-	2,120

	Consolidated
	12/31/2020		12/31/2019
	Fair value through profit or loss	Amortized cost	Fair value through profit or loss	Amortized cost
Financial assets
Cash and cash equivalents (note 6)	10,397	35,165	7,924	67,974
Financial assets (Note 7)	587,245	-	904,362	-
Trade accounts receivable (Note 8)	-	493,317	-	288,111
Other receivables (Note 11)	-	74,615	-	48,847
	597,642	603,097	912,286	404,932
Financial liabilities
Suppliers	-	49,678	-	24,007
Loans and financing (Note 16)	-	295,974	-	210,182
Lease payable (Note 17)	-	106,179	-	126,082
Accounts payable for the acquisition of subsidiaries (Note 19)	100,786	-	83,069	-
Other liabilities (Note 22)	-	278,247	-	94,445
	100,786	730,078	83,069	454,716

29.7	Fair value hierarchy

The table below shows the hierarchy of fair value measurement of assets and liabilities of the Company and its subsidiaries.

Quantitative disclosures of fair value hierarchy as of December 31, 2020:

	Total	Prices quoted in active markets (Level 1)	Significant observable data (Level 2)	Significant non-observable data (Level 3)

Assets measured at fair value
Financial assets at fair value
Financial assets (Note 7)	587,245	-	587,245	-

Liabilities measured at fair value
Financial liabilities at fair value
Loans and financing (Note 16)	295,974	-	295,974	-
Lease payable (Note 17)	106,179	-	106,179	-
Accounts payable for the acquisition of subsidiaries (Note 19)	100,786	-	40,866	59,920

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Items measured at fair value on a recurring basis – The Company’s liabilities related to business combinations are measured at fair value with Level 3 inputs. The Company determines the earn-out fair value and any subsequent changes in fair value using a discount approach based on the weighted probability. The fair value of earn-out is assessed considering payments that the Company expects to make based on historical internal observations.

The Company and its subsidiaries use proper valuation techniques with the help of sufficient data to measure the fair value, maximizing the use of relevant observable data and minimizing the use of unobservable data.

There were no transfers between measurement levels in the fair value hierarchy for the year ended December 31, 2019 for these assets.

29.8	Sensitivity analysis for financial assets and liabilities

Main risks related to the transactions of the Company and its subsidiaries are linked to TJLP, TLP, CDI, IPCA, IGPM, IPC, SELIC and LIBOR change for BNDES financing and accounts payable due to acquisition of companies, and to CDI for financial assets.

The investments with CDI are recorded at market value, according to quotations announced by the respective financial institutions and the others mainly refer to bank deposit certificates. Therefore, the recorded value of these securities does not differ from the market value.

In order to check the sensitivity of the indexer of financial investments to which the Company and its subsidiaries were exposed to at December 31, 2020, we defined three scenarios for the risk of decrease in CDI. The December 2020 index, which was 1.90% (4.40% as of December 31, 2019), was defined as probable scenario; based thereon, 25% and 50% scenarios were defined.

Parent company
Operation	Balance at 12/31/2020	Risk	Scenario I (probable)	Scenario II	Scenario III

Financial assets	472,304	CDI decr.	1.90%	1.43%	0.95%
Financial revenue			8,974	6,754	4,487

Consolidated
Operation	Balance at 12/31/2020	Risk	Scenario I (probable)	Scenario II	Scenario III

Financial assets	587,245	CDI decr.	1.90%	1.43%	0.95%
Financial revenue			11,158	8,398	5,579

In order to analyze sensitivity of debt indexes, to which the Company and its subsidiaries were exposed at December 31, 2020, three different scenarios were defined for the risk of increase in such indexes. This was based on TJLP, TLP, IPCA, IPC, IGPM, CDI, SELIC and LIBOR amounts in effect at December 31, 2020, available at CETIP, IBGE, Central Bank of Brazil, FGV, among others. Accordingly, a probable scenario was defined for 2019, based on which, 25% and 50% differences were calculated.

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For each scenario the Company calculated the gross financial expense, not taking into account the taxes levied and the flow of maturities for each contract scheduled for 2020. The base date used for financing was December 31, 2020, projecting indices for one year and verifying their sensitivity in each scenario.

Consolidated
Operation	Balance at 12/31/2020	Risk	Scenario I (probable)	Scenario II	Scenario III

Financings – BNDES	295.974	TJLP incr.	13,467	16,841	20,215
Rate subject to change			4.55%	5.69%	6.83%

Acquisition of companies	10.162	IGPM incr.	2,351	2,940	3,527
Rate subject to change			23.14%	28.93%	34.71%

Acquisition of companies	944	CDI incr.	18	22	27
Rate subject to change			1.90%	2.38%	2.85%

Acquisition of companies	21,441	IPCA incr.	969	1,211	1,454
Rate subject to change			4.52%	5.65%	6.78%

Acquisition of companies	10,325	R$ decr.	537	671	805
Rate subject to change			5.20%	6.50%	7.80%

30.	Earnings per share

Basic earnings per share is calculated by dividing profit attributable to company shareholders by the weighted average number of common shares available during the fiscal year.

Diluted profit per share is calculated by adjusting the weighted average number of common shares, presuming the conversion of all the potential diluted common shares.

The tables below show data of income and shares used in calculating basic and diluted earnings per share:

	Parent company and Consolidated
	12/31/2020	12/31/2019

Net income (loss) for the year	(80,074)	38,876

Weighted average of shares	189,408,960	178,266,195
(-) Treasury shares	(12,570,020)	(7,849,826)
Adjusted weighted average of shares	176,838,940	170,416,369

Basic earnings (loss) per share - (in Reais)	(0.4528)	0.2281

	Parent company and Consolidated
	12/31/2020	12/31/2019

Net income (loss) for the year	(80,074)	38,876

Weighted average number of shares (*)	189,408,960	178,266,195
(+) Stock Option	3,972,996	4,050,513

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(-) Treasury shares	(12,570,020)	(7,849,826)
Adjusted weighted average of shares	180,811,936	174,466,882

Diluted earnings (loss) per share (in Reais)	(0.4429)	0.2228

(*) Post-stock-split amounts at June 13, 2016.

31.	Share-based payment

31.1        Stock option

In the Special Shareholders’ Meeting held on December 4, 2012, the Stock Option Plan of Linx S.A. was approved. Such plan establishes the general conditions for grant of shares issued by the Company, under the terms of article 168, paragraph 3, Law 6404/76.

The fair value of each option granted is estimated at the grant date, based on the Black-Scholes stock pricing model, which considered the following variables and results:

Stock option
Grant					Fair value assumptions
					Expected
Number	Date	Quantity of options	Strike price - Reais	Fair Value of Shares	Dividends - %	Volatility - %	Risk-free interest rate - %	Maturity term	Maturity date

1st	2013	1,842,951	6.24	4.24	3.30%	25.24%	10.27%	4 years	2017
2nd	2014	406,059	11.28	3.94	0.80%	25.11%	10.12%	4 years	2018
3rd	2015	432,855	38.72	11.86	1.28%	24.00%	12.96%	4 years	2019
4th	2016	566,592	38.17	14.00	0.85%	25.01%	7.25%	4 years	2020
5th	2017	391,618	16.99	3.83	1.34%	24.25%	9.71%	4 years	2021
6th	2018	420,552	21.61	2.99	1.39%	23.69%	7.43%	4 years	2022

Changes in stock option plan are as follows:

	Stock option plan
	Number of outstanding shares	Strike price (in Reais)
December 31, 2019	716,173	19.16
(-) Exercised	(430,926)
(-) Canceled	-
December 31, 2020	285,247	19.30

31.2	Restricted shares

The fair value of each restricted share is estimated on the concession date with basis on the Black-Scholes option pricing model and considering the following variables and results:

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Deferred shares
Grant					Fair value assumptions
				Expected
Number	Date	Number of shares	Fair Value of Shares	Dividends - %	Volatility - %	Risk-free interest rate, %	Maturity term	Maturity date of

1st	2016	10,446	16.00	0.80%	25.01%	13.64%	1 years	2017
2nd	2017	884,602	27.84	1.34%	24.25%	9.71%	4 years	2021
3rd	2018	448,489	18.12	1.39%	23.69%	7.43%	4 years	2022
4th	2019	3,232,761	27.75	1.33%	27.14%	6.42%	4 years	2023
5th	2020	854,762	20.11	1.01%	30.80%	5.11%	4 years	2024
6th	2020	5,100	24.63	1.01%	30.80%	3.03%	1.7 years	2022
6th	2020	19,326	20.59	1.01%	30.80%	2.90%	1 years	2021

The financial activity of the restricted shares is presented below:

	Restricted shares
	Number of outstanding shares	Strike price (in Reais)

December 31, 2019	3,735,094	34.33
Granted	879,188
(-) Exercised	(927,708)
(-) Canceled	(368,280)
December 31, 2020	3,318,294	20.77

The accumulated effect in the period ended December 31, 2020 is R$ 11,981 (R$ 23,633 as of December 31, 2019) recorded in the statement of income as payroll expenses. This effect did not impact the Company’s cash.

The accumulated balance in shareholders’ equity presented in the capital reserve under “stock option plan” in the period ended December 31, 2020 is R$ 32,278 (R$ 39,737 as of December 31, 2019).

32.	Liabilities from financing activities

	31/12/2018	01/01/2019	Payments	FX	New acquisitions	Other (*)	31/12/2019
Loans and financing (Note 16)	249.982	-	(59.070)	-	443	18.418	209.773
Lease payable (Note 17)	-	91.796	(18.845)	249	-	52.882	126.082
Accounts payable for the acquisition of subsidiaries (Note 19)	112.487	-	(48.093)	1.483	54.723	(37.531)	83.069
Loans and financing (Note 16)	362.468	91.796	(126.008)	1.732	55.167	33.769	418.924

	12/31/2019	Payments	FX	New acquisitions	Other (*)	12/31/2020
Loans and financing (Note 16)	209,773	(44,199)	-	107,937	22,463	295,974
Lease payable (Note 17)	126,082	(57,251)	2,661	25,636	9,051	106,179
Accounts payable for the acquisition of subsidiaries (Note 19)	83,069	(42,609)	3,024	57,611	(309)	100,786
Total liabilities from financing activities	418,924	(144,059)	5,685	191,184	31,205	502,939

(*) Changes included in column “other” include effects from the effects from additions of IFRS 16/CPC 06 (R2), effect from recognition of interest not yet paid on loans and accounts payable due to acquisition and acquisitions’ adjustment to present value.

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33.	Assets and liabilities of operating segments

Operating segments are defined based on business operations by reflecting the way the Company’s management reviews financial information for decision-making. Thus, the Company has two reportable segments: Linx Software and Linx Pay Meios de Pagamentos Ltda. The accounting policies of the operating segments are the same as those applied to the consolidated financial statements.

The information below shows the summarized equity position of reportable operating segments for the years ended December 31, 2020 and 2019:

	12/31/2020
	Software	Linx Pay Meios de Pagamento Ltda. and its subsidiaries	Eliminations	Total consolidated
Assets
Current assets	859,655	348,441	(14,075)	1,194,021
Non-current assets	1,518,883	221,843	(256,414)	1,484,312
Total assets	2,378,538	570,284	(270,489)	2,678,333

Liabilities
Current liabilities	294,850	394,314	(101,238)	587,926
Non-current liabilities	463,624	14,079	(7,360)	470,343
Shareholders' equity	1,620,064	161,891	(161,891)	1,620,064
Total liabilities and shareholders' equity	2,378,538	570,284	(270,489)	2,678,333

	12/31/2019
	Software	Linx Pay Meios de Pagamento Ltda.	Eliminations	Total consolidated
Assets
Current assets	1,193,336	112,679	(6,045)	1,299,970
Non-current assets	1,292,217	30,930	(59,174)	1,263,973
Total assets	2,485,553	143,609	(65,219)	2,563,943

Liabilities
Current liabilities	284,775	91,117	(6,045)	369,847
Non-current liabilities	410,934	2,837	(9,519)	404,252
Shareholders' equity	1,789,844	49,655	(49,655)	1,789,844
Total liabilities and shareholders' equity	2,485,553	143,609	(65,219)	2,563,943

	12/31/2020
	Software	Linx Pay Meios de Pagamento Ltda. and its subsidiaries	Eliminations	Total consolidated
Cash flows arising from:
Operating activities	87,320	(35,931)	-	51,389
Investing activities	7,493	(124,280)	175,000	58,213
Financing activities	(136,728)	165,000	(175,000)	(146,728)

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	12/31/2019
	Software	Linx Pay Meios de Pagamento Ltda	Eliminations	Total consolidated
Cash flows arising from:
Operating activities	141,895	(10,114)	-	131,781
Investing activities	(667,302)	(21,745)	41,000	(648,047)
Financing activities	545,678	41,000	(41,000)	545,678

34.	Insurance coverage

The Company and its subsidiaries adopt the policy of contracting insurance coverage for properties subject to risks in amounts considered sufficient to cover any casualties, considering the nature of their activity. Coverages in 2019 and 2018 are shown below:

	Parent company and Consolidated
	12/31/2020	12/31/2019
Civil liability for professionals	200,000	10,000
Civil liability for managers	100,000	70,000
Operational risks	10,000	165,800
Vehicles	600	600
	310,600	246,400

35.	Contractual commitments

The company and its subsidiaries have unrecognized contractual commitments on December 31th, 2020, related to acquisition of services and technologies, that will be recorded in the coming periods according to contractual conditions.

As at December 31th, 2020, the Company had contractual commitments unrecognized of R$ 5.289. In the subsequent period, the Company signed other contracts that added up to commitments of approximately R$ 100.376.

36.	STNE Transaction

On August 11, 2020, Linx S.A. entered into a Joint Venture and Other Covenants Agreement with STNE Participações S.A. (“STNE”) and STONECO LTD. (“StoneCo”), and other intervening parties, regarding a potential business combination among Linx and STNE (“STNE Transaction”) (“Joint Venture Agreement”, as amended on September 1st, 2020 and October 2nd, 2020).

Pursuant to the terms of the Joint Venture Agreement, the combination of the operations of STNE and Linx will be implemented by means of (i) the merger of all of Linx’s issued and outstanding shares by STNE (“Merger of Shares”), with attribution, to the shareholders of Linx, of the mandatorily redeemable class A and class B preferred shares issued by STNE; and (ii) the redemption of all the newly issued mandatorily redeemable preferred shares of STNE (“Redemption of Shares”), upon the payment of an amount in cash and the delivery of class A shares of StoneCo, traded on the NASDAQ - Nasdaq Stock Market, or StoneCo BDR (Brazilian Depositary Receipt) Level I traded at B3.

Immediately after the implementation of the Merger of Shares, the Redemption of Shares shall occur as follows: (a) each one (1) class A preferred share of STNE will be redeemed upon the

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payment, in a single installment, to its holder, of R$ 33.56 (in reais) updated pro rata die based on the CDI variation as from the sixth (6th) month counted from August 11, 2020; and (b) each one (1) class B preferred share of STNE will be redeemed upon delivery, to its holder, of 0.0126774 class A shares of StoneCo, traded on the NASDAQ, or 0.0126774 StoneCo BDR, provided that each 1 (one) StoneCo BDR will correspond to 1 (one) StoneCo class A share.

On September 1, 2020, the first amendment to the Joint Venture Agreement was executed, with the main following changes: (a) and increase in the cash payment to be received by Linx shareholders under the redemption of the STNE Class A and B preferred shares, from R$ 30.39 (in reais) to R$ 31.56 (in reais); and (b) a reduction of the compensatory bilateral fines for the events provided in the Joint Venture Agreement, from R$ 605,000 to R$ 453,750.

On October 1, 2020, Linx Board of Directors, represented by its independent directors, approved, among others: (a) the favorable manifestation on the STNE Transaction and the recommendation of its submission to Linx’s shareholders; and (b) the call of an extraordinary general meeting of Linx to resolve on the STNE Transaction.

On October 2, 2020, Linx’ administration and the administration of STNE executed the Protocol and Justification of Merger of Shares issued by Linx and STNE Participações S.A. (“Protocol and Justification”), establishing the terms and conditions for the merger of the totality of shares issued by Linx by STNE, in the context of the STNE Transaction. On this date, the second amendment to the Joint Venture Agreement was also executed, in order to provide (a) adjustments to the numbers of shares issued by Linx and to the provisions related to Linx’s stock option plans, to guarantee Linx’s talent retention; (b) detailing of the provisions related to the termination of the Joint Venture Agreement; and (c) other consistency adjustments made in accordance with the terms of the Protocol and Justification.

Linx undertook an exclusivity commitment with the Stone Group to consummate the STNE Transaction, provided, however, that certain managers of the Company shall be able to receive and analyze binding and unsolicited proposals from third parties. If a competing transaction with a third party is consummated, Linx shall pay a compensatory fine to STNE of R$ 453,750. If CADE’s approval is not obtained, STNE shall pay a compensatory fine to Linx in the amount of R$ 453,750. In case of a breach by any of the parties of its respective obligations that results in the termination of the Joint Venture Agreement, Linx or STNE will pay a compensatory fine to the innocent party in the amount of R$ 453,750.

On October 28, 2020, as requested by independent directors, STNE sent a letter to Linx in which it waived the right to receive the penalty of R$ 112,500 in the event that, provided the Company’s extraordinary general meeting to resolve on the STNE Transaction (“EGM”) is held, any of the matters on its agenda is rejected and such rejection prevents, impairs or encumbers the consummation of the STNE Transaction, with the purpose of complying with the Official Letter No. 908/2020-SLS, issued by the Superintendence of Issuers' Listing and Supervision and the Superintendence of Issuers' Regulation, Guidance and Enforcement of B3.

Also on October 28, 2020, the Board of Directors of Linx, represented by its independent directors, and taking into consideration the opinions and analysis provided by the hired specialists, as well the opinions of the Fiscal Council and Audit Committee, as detailed in the minutes of the Board of Directors' meeting, resolved to (a) authorize Linx’s Executive Office to express its agreement to the STNE letter; and (b) maintain its favorable manifestation to the STNE Transaction and to the recommendation for its submission to the Company’s shareholders at the EGM called for November 17, 2020.

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On November 17, 2020, the corporate approvals related to the STNE Transaction were obtained at the extraordinary general meetings of both the Company and STNE.

On March 19, 2021, the Brazilian Administrative Council for Economic Defense (“CADE”) made public the Technical Opinion No. 4/2021/CGAA2/SGA1/SG (SEI No. 0880478), which recommended the approval, without restrictions, by the CADE’s General Superintendence, of Concentration Act No. 08700.003969/2020-17, which subject matter is the STNE Transaction. This technical opinion was subject to appeal and will be analyzed by CADE’s Administrative Tribunal.

In addition to the verification or waiver of the other conditions precedent set forth in the Association Agreement, the conclusion of the STNE Transaction is still subject to the final approval by CADE’s Administrative Tribunal on potential appeals or avocation requests. Until the final approval by CADE occurs, the Companies will continue to operate independently.

36.1	Costs STNE Transaction

As described in the Linx Administration’s Proposal to the Extraordinary General Meeting hold on November 17, 2020, the Company estimates that the costs of implementation of the STNE Transaction will be in the range of, approximately, R$ 80 million, including costs with disclosure, auditors, evaluators, financial advisors, legal counsel and other professionals retained to assist in the STNE Transaction, of which R$ 20,634 were incurred and recorded as of December 31, 2020.

37.	Subsequent events

37.1	Incorporation of RRA Ferreira ME. (‘’Neemo”)

On February 1, 2021, Linx Sistemas e Consultoria Ltda., A wholly-owned subsidiary of the Company incorporated the subsidiary RRA Ferreira ME. (‘’Neemo”), which operates on personalized delivery solutions through the integration of the establishment’s delivery application and its e-commerce platform.

Alberto Menache Chief Executive Officer	Antonio Ramatis Fernandes Rodrigues Financial Vice-President
Úrsula Copi Peres Accountant

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2021

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer